Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143

Important Legal Information This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and will file further amendments thereto in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com. Forward-Looking Statements This presentation contains forward-looking information about Inco and the combined company after completion of the purchase by Inco of all outstanding shares of Falconbridge, that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge's operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters' rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge's and Inco's reports filed with the SEC. The forward-looking statements included in this presentation represent Inco's views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco's views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco's views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco's various SEC filings, including, but not limited to, Inco's Annual Report on Form 10-K for the year ended December 31, 2005 and Inco's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

Scott M. Hand Chairman and Chief Executive Officer

This presentation contains "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. These statements include, among others, statements concerning our beliefs, plans, objectives, expectations, estimates and intentions. Forward-looking statements involve inherent risks and uncertainties which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution listeners not to place undue reliance upon these statements as a number of factors could cause our actual results to differ materially from those expressed in such forward-looking statements. These factors include, but are not limited to, the risks and factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission and each of the Canadian securities regulatory authorities, as well as in the Company's other public filings. Forward-looking statements are given only as of the date of this presentation. The company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements.

"Cautionary note to U.S. investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, such as "measured", "indicated", and "inferred" "mineral resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml". "This presentation includes certain exploration results. These results and any related mineral reserve and mineral resource estimates, as may be included in Inco Limited's Annual Report to Shareholders and Annual Report on Form 10-K for year ended December 31, 2005, utilize certain definitions, including "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "indicated" , "measured" and "inferred" mineral resource, in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council. Nicholas Sheard, Vice President, Exploration, Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Lawrence Cochrane, Director, Mines Exploration, each is an employee of Inco and as a "qualified person" (as defined in National Instrument 43-101, "Standards of Disclosure for Mineral Projects") has supervised the preparation of such estimates as of December 31, 2004 and 2005 and exploration results, and either directly or indirectly through employees of Inco reporting directly to him, has conducted a comprehensive review and confirmation of the application of the detailed procedures, systems and processes developed and implemented to verify such data. For details relating to key assumptions, parameters, and methods used to estimate our mineral reserves and resources, as well as a general discussion of relevant factors, reference is made to our 2005 Annual Report to Shareholders and Annual Report on Form 10-K".

All forward-looking statements exclude the impact of Inco's offer to acquire Falconbridge, unless otherwise stated

Dollar amounts in this presentation are expressed in United States currency unless otherwise stated

The New Inco will be the superior mining investment opportunity Unrivalled project pipeline ~1 billion pounds of nickel by 2009 - largest in the world ~2.6 billion pounds of copper by 2011 Unique, tangible and immediately realizable operating and corporate synergies >$390 million annual run-rate, >$3 billion Net Present Value Only available to combined entity Further upside beyond Sudbury Falconbridge transaction is immediately accretive Strong case for valuation multiple expansion Attractive opportunity to participate in potential upside of leading North American miner for both sets of shareholders

Transaction summary Fully-diluted basis Inco's revised friendly takeover offer for Falconbridge Consideration assuming proration: Cdn$7.50 + 0.524 Inco share Cdn$12.50 + 0.524 Inco share Aggregate: Cash: Cdn$2.87 billion Cash: Cdn$4.8 billion Stock: 200.7 million shares Stock: 200.7 million shares Ownership(1): Inco 54%/Falconbridge 46% Inco 53%/Falconbridge 47% Offer expiry: June 30, 2006 June 30, 2006 Break fee: US$320 million US$450 million October 11, 2005 May 13, 2006

Continuing to advance work with US Department of Justice and European Commission in connection with their reviews of transaction Once we obtain remaining regulatory clearances, we can proceed to complete our offer for Falconbridge

Inco's current stock price does not reflect market fundamentals 80% 100% 120% 140% 160% 180% 200% 220% Oct-05 Nov-05 Dec-05 Jan-06 Mar-06 Apr-06 May-06 Daily From 10-Oct-2005 to 19-May-2006 Indexed Prices (%) Inco LME Nickel Norilsk Nickel % Increase Rebased Inco May 19th Closing 35% 64% 66% C$ 70.18 C$ 85 C$ 86

Significant upside potential - current Inco 2006E EBITDA (US$ MMs) 6.5x 7.0x 7.5x 2,2501 2,750 3,2502 C$64 81 97 C$70 87 105 C$76 94 113 Per Inco Share Illustrative Multiple May 19th closing price C$70.18 Hypothetical values per share (C$) Using 2006 analyst consensus prices of $6.88/lb for nickel and $2.20/lb for copper Based on actual Q1/06 performance and forward curve implied for Q2-Q4/06; $9.53/lb for nickel and $3.63/lb for copper

Significant upside potential - New Inco Per New Inco Share Per Equivalent Falconbridge Share May 19th closing prices C$70.18 C$55.50 2006E PF EBITDA (US$ MMs) 6.5x 7.0x 7.5x 5,5002 7,000 8,5003 C$76 102 127 C$83 111 138 C$91 120 150 Illustrative Multiple 6.5x 7.0x 7.5x 5,5002 7,000 8,5003 C$52 66 79 C$56 71 85 C$60 75 91 Illustrative Multiple 2006E PF EBITDA (US$ MMs) Hypothetical values per share (C$)1 Based on Inco's offer for Falconbridge (assuming pro ration of Inco's offer (0.524x Inco shares plus C$12.50 in cash)) Using 2006 analyst consensus prices of $6.88/lb for nickel and $2.20/lb for copper Based on actual Q1/06 performance and forward curve implied for Q2-Q4/06; $9.53/lb for nickel and $3.63/lb for copper

Inherent value of an Inco/Falconbridge combination Great company: great operations, great assets, great growth properties + Focus on two of the best metals around - nickel and copper + Significant value creation in joining of operations in the Sudbury basin = Great near- and long-term value

Source: Bloomberg. London Metal Exchange (LME) Prices. Relative Commodity Price Performance With higher metal prices... Zinc: 1.51/lb (123%) Copper: 3.61/lb (93%) Nickel: 9.56/lb (65%) Aluminum: 1.24/lb (42%)

....Falconbridge's cash flow has soared Q1/05 Q1/06 East 451 668 Cash flow from operations, before changes in working capital ($ millions) Q1/05 Q1/06 Cash flow used to delever balance sheet by over $750 million since initial offer was made

Immediate significant cash flow accretion Cash flow1 Earnings1 Significantly accretive year one Accretive year one Net asset value2 New Inco Accretive Based on May 12, 2006 First Call consensus mean estimates Using Inco's estimates of long-term metals prices We expect to retain our investment grade credit rating

Why acquisition of Falconbridge is the best and most value creating opportunity for Inco and our shareholders? Creating company with nickel leadership position and strong position in copper Both partners bring tremendous growth options Financial strength to achieve objectives Potential for a multiple expansion Only we can maximize synergies in Sudbury Basin

? ? ? We're not growing to get big; we're doing so to build value Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Great, global marketing position At forefront of technological capability in our industry ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ?

2005 Nickel Production and Brook Hunt C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) Cumulative Production (kt) US $/lb Note: Brook Hunt 2005 forecasts adjusted to reflect most recent Inco estimates for 2005 production by producer. 2005 actual Currency foreign exchange, fuel and metals prices have been used where available. Note: Production costs are weighted average of company operations for own mine source only - do not include purchased feed. Low-cost, long-lived, world-class nickel and copper operations: cost position poised to get even better CurveDataPoints COST MineName 0 -1120.778 Bar 1.005869 -1120.778 Minera Atacocha 2.011738 -1120.778 Minera Atacocha 2.011738 0 2.011738 -861.4712 4.344721 -861.4712 Zinifex 6.677704 -861.4712 Zinifex 6.677704 0 6.677704 -792.3552 7.856054 -792.3552 Minera Volcan 9.034405 -792.3552 Minera Volcan 9.034405 0 9.034405 -414.9306 10.49848 -414.9306 Minera Colquisiri 11.96255 -414.9306 Minera Colquisiri 11.96255 0 11.96255 -351.9665 13.89112 -351.9665 Kagara Zinc 15.81968 -351.9665 Kagara Zinc 15.81968 0 15.81968 -322.4792 17.0894 -322.4792 Cia Minera Casapalca 18.35913 -322.4792 Cia Minera Casapalca 18.35913 0 18.35913 -210.8772 30.69473 -210.8772 Agnico-Eagle Mines 43.03034 -210.8772 Agnico-Eagle Mines 43.03034 0 43.03034 -202.284 44.40241 -202.284 Tati Nickel 45.77448 -202.284 Tati Nickel 45.77448 0 45.77448 -185.8727 482.6801 -185.8727 RAO Norilsk 919.5857 -185.8727 RAO Norilsk 919.5857 0 919.5857 -180.7538 919.785 -180.7538 Minera Corona SA 919.9844 -180.7538 Minera Corona SA 919.9844 0 919.9844 -147.9912 930.6324 -147.9912 LionOre Mining Intn. Ltd 941.2804 -147.9912 LionOre Mining Intn. Ltd 941.2804 0 941.2804 -74.11761 945.9812 -74.11761 Omnium Nord Africain 950.682 -74.11761 Omnium Nord Africain 950.682 0 950.682 -68.56827 1068.194 -68.56827 INCO 1185.706 -68.56827 INCO 1185.706 0 1185.706 -61.36083 1197.501 -61.36083 Milpo 1209.295 -61.36083 Milpo 1209.295 0 1209.295 -57.88666 1209.439 -57.88666 Coeur d'Alene Mines 1209.582 -57.88666 Coeur d'Alene Mines 1209.582 0 1209.582 -57.88666 1212.887 -57.88666 Pan American Silver Corp 1216.192 -57.88666 Pan American Silver Corp 1216.192 0 1216.192 -53.68361 1239.979 -53.68361 JSC Kaztsink 1263.765 -53.68361 JSC Kaztsink 1263.765 0 1263.765 -29.74015 1263.768 -29.74015 Nor Peru 1263.771 -29.74015 Nor Peru 1263.771 0 1263.771 -25.44113 1352.649 -25.44113 Newcrest Mining 1441.528 -25.44113 Newcrest Mining 1441.528 0 1441.528 -2.416387 1453.084 -2.416387 Industrias Penoles 1464.639 -2.416387 Industrias Penoles 1464.639 0 1464.639 -1.058527 1477.104 -1.058527 Botswana RST 1489.57 -1.058527 Botswana RST 1489.57 0 1489.57 13.22402 1525.824 13.22402 Northgate Exploration 1562.078 13.22402 Northgate Exploration 1562.078 0 1562.078 14.70965 1584.42 14.70965 Northern Orion 1606.761 14.70965 Northern Orion 1606.761 0 1606.761 14.70965 1685.063 14.70965 Wheaton River Minerals 1763.365 14.70965 Wheaton River Minerals 1763.365 0 1763.365 14.70965 1666.664 14.70965 Miramar Mining 1569.963 14.70965 Miramar Mining 2004 Copper Production and Brook Hunt C1 Cash Costs by Company US ¢/lb Falconbridge Inco Inco cum prod adjusted C1 Operation 38 0 By-product Ni 38 0 38 1.54 38 1.54 Coral Bay Nickel 38 0 38 1.54 39 1.54 SOJITZ 39 0 39 1.63 42 1.63 Harmony Gold Mining 42 0 42 2.4 57 2.4 General Nickel Corp 57 0 57 2.4 72 2.4 Sherritt Gordon 72 0 72 2.46 81 2.46 Jubilee Gold 81 0 81 2.47 82 2.47 IFC 82 0 82 2.55 108 2.55 Anglo American plc 108 0 108 2.84 113 2.84 Rio Narcea Gold Mines 113 0 113 2.85 155 2.85 Union del Niquel 155 0 155 2.85 322 2.85 INCO 322 0 322 2.86 460 2.86 BHP Billiton 460 0 460 2.96 480 2.96 Niquel Tocantins 480 0 480 2.98 513 2.98 Sumitomo Metal Mining 513 0 513 2.98 569 2.98 WMC 569 0 569 3.08 572 3.08 Mitsui & Co 572 0 572 3.14 583 3.14 Botswana RST 583 0 583 3.15 612 3.15 LionOre Mining Intn. Ltd 612 0 612 3.27 692 3.27 Falconbridge (INO+Falcondo) 692 0 692 3.29 693 3.29 Tati Nickel 693 0 693 3.33 739 3.33 Private & Other 739 0 739 3.41 745 3.41 Votorantim 745 0 745 3.57 748 3.57 Fox Resources 748 0 748 3.62 787 3.62 Eramet 787 0 787 3.66 794 3.66 Sally Malay Mining Ltd 794 0 794 3.66 803 3.66 OM Group Inc 803 0 803 3.73 821 3.73 Nippon Mining and Metals 821 0 821 3.74 849 3.74 Minara Resources Ltd 849 0 849 4.02 867 4.02 Larco 867 0 867 4.12 875 4.12 PT Aneka Tambang 875 0 875 4.19 915 4.19 Pacific Metals 915 0 915 4.6 916 4.6 Redstone Resources 916 0 916 5.16 Falconbridge Source and Copyright: Brook Hunt Inco at lower half of cost curve on a relative basis, before achieving synergies from transaction

Inco is only major public company in metals industry with declining costs in absolute terms this year - despite $75 per barrel oil and Cdn$0.90

New Inco nickel production expected to climb by over 30% by 2009 from 2005 levels PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) '05 '06(e) '07(e) '08(e) '09(e) OMG 30 47 45 30 EX 62 30 MD 82 70 68 69 70 PTI 163 167 168 172 192 OD 180 185 172 166 180 VB 83 145 140 120 Goro 0 0 38 110 Falco 250 250 250 250 250 815 850 880 960 737 Source Falconbridge OMG Toll

Potential to almost double low-cost copper production by 2011 New Inco (Millions of pounds of copper) '05 '11(e) East 287 360 West 1199 2240 North 86% growth 1,400 2,600 Falconbridge Falconbridge Inco

Financial strength to achieve our objectives Q1/06 Q1/06 Q1/06 East 303 668 971 Cash flow from operations, before changes in working capital ($ millions) Inco Falco New Inco

Using then 2006 consensus commodity prices of $6.30/lb for nickel and $1.40/lb for copper Using year-to-date commodity prices of $7.38/lb for nickel and $2.57/lb for copper Net present value of real synergies of over $3 billion not reflected in share price of Inco Annual synergies, pre-tax: $350 million >$390 million NPV of synergies, after tax using 7% discount rate $2.5 billion >$3 billion October, 20051 May, 20062 "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Synergies to be realized by mid-2008, assuming transaction closes in H2/06

Hwy 144 Hwy 17 E Hwy 69 S Hwy 69 N North Mine Garson Mine Coleman/ McCreedy East Mine Stobie Mine Copper Refinery Nickel Refinery South Mine Clarabelle Mill Copper Cliff Smelter Creighton Mine Strathcona Mill Ni Rim - In Development Thayer-Lindsley Mine FAL Smelter Craig & Fraser Mines Victor - Undeveloped Blezard - Undeveloped Totten Mine Feasibility Stage Kelly Lake Mine Feasibility Stage Fraser Morgan In Development 20 miles 45 miles SUDBURY BASIN Only the Inco/Falconbridge combination can unlock and maximize the enormous value of the unique synergies in the Sudbury Basin Inco Mines Inco Processing Plants Falconbridge Processing Plants Falconbridge Mines

Inco's Coleman/ McCreedy East Mine - higher copper and PGM content feed causes variability in Inco's mill Falconbridge's Mill Inco's Mill Falconbridge's Thayer-Lindsley Mine nickel content consistent with other mines in area Freight $3.30 per tonne 400 k tonnes/year ore 1,800 k tonnes/year ore Sudbury Basin Feed flow optimization means mixing and matching Falconbridge processing facilities with Inco feeds - and vice versa Before After After Joint Ventures are nice in theory, but realizing synergies in Sudbury will require major changes in materials flows... Results Save on freight cost Reduce feed variability Improve mill recoveries (example above over $7 million per year)

Feed flow optimization Reconfigure Clarabelle mill processing circuit to produce copper concentrate to feed Falconbridge's Kidd Creek or Horne smelters Benefits to new Inco: Increases nickel smelting capacity and nickel production while avoiding capital expenditures that would otherwise be required Reduces working capital Reduces freight charges ....and long-term commitments and investment, which is only possible through the combination of our two companies

Maximizing throughput - matching assets to processes and feeds km 5 0 Inco's Coleman/ McCreedy East Mine Economics of Falconbridge's Fraser Morgan Mine significantly improved due to proximity to and ability to share infrastructure with Inco's Coleman/McCreedy East Mine Coleman/McCreedy East could avoid $15 million of capital by using Falconbridge's ventilation system Sudbury Basin Falconbridge's Fraser Morgan Mine Inco's Coleman/ McCreedy East Mine Falconbridge's Fraser Morgan Mine Inco road Falconbridge road Falconbridge's Strathcona Mill Seven months of working closely on how to maximize synergies give us even more confidence in what we will achieve together

Goal should be to maximize synergies as quickly as possible Falconbridge Strathcona Mill Inco Coleman Mine Falconbridge Fraser Mine Inco Road Falconbridge Road Synergies in nickel are harder to realize

? ? ? Our synergy numbers have considerable upside - do not include assets beyond Sudbury Basin ? ? ? ? Existing Operation Development Project Existing Operation Development Project Nickel Copper ? ? Falconbridge Existing Operation Development Project Nickel Inco Zinc ? Existing Operation ? Development Project Aluminum ? Existing Operation ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? ? Raglan Voisey's Bay Falcondo ferronickel expertise ? Bahodopi Koniambo Goro Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Great, global marketing position At forefront of technological capability in our industry

We need and we have the backing of our people Steel Workers support our deal Tremendous support from all levels of governments in Canada

The acquisition will transform Inco Leading nickel company Large, low-cost copper company Very competitive cash costs

Primary East 0.83 We'll be diversified in what we market and sell Nickel Copper Aluminum Zinc Precious Metals Cobalt & Other East 0.46 0.38 0.08 0.04 0.02 0.02 Aluminum Nickel Copper Cobalt 2% Zinc Precious Metals & Other 2% Inco Copper 83% Precious Metals Nickel 9% 5% Other 2% Cobalt 1% Pro Forma Primary Nickel 0.25 Copper 0.54 Aluminum 0.13 Zinc 0.06 Cobalt 0.02 Falconbridge Copper Aluminum Nickel Zinc 2005 revenue Cobalt 2%

Collahuasi Debottlenecking New Inco has growth prospects second to none Voisey's Bay Goro 2006 2007 2008 2009 2010 Goro Expansion Pomalaa Beyond 2010 Greenfield Projects Brownfield Projects Sudbury Expansion Pomalaa Expansion Sorowako Limonite Collahuasi Moly Recovery Collahuasi Expansion Lomas Bayas Expansion Frieda River Koniambo Kabanga El Pachon Nickel Rim Raglan Expansion 1-D Lower Bahodopi Kelly Lake Montcalm Onaping Nickel Development Copper Development Fraser Morgan El Morro Totten

Enterprise value (1) "Enterprise value" means the market capitalization as of May 5, 2006 plus most recently publicly reported net debt. Sum of standalone enterprise values based on May 5, 2006 closing prices and net debt as of March 31, 2006. Indicative values only, as at May 5, 2006. Future values could change. World-class metals and mining company US$Bn 144.2 Rio CVRD Alcoa Norilsk Falconbridge Phelps Dodge Freeport Grupo Mexico Antofagasta 1st Qtr 2nd Qtr BHP 85 Rio 75 Anglo 64.2 CVRD 55.7 New Inco 37.7 Alcoa 35.8 Xstrata 30.8 Norilsk 27.3 Alcan 25.1 Falco 21.9 Amplats 21.4 Phelps Dodge 17.1 Inco 15.8 Freeport 12.7 Impala 12 Grupo Mexico 11.6 Teck Cominco 11.5 Antofagasta 7.8 Non-North America North America (2)

New Inco will be much larger and have financing capacity to grow Weighted average cost of capital expected to decline over time due to size, financial strength and product and geographic diversity Falconbridge Q1/06 Inco Q1/06 Combined New Inco (US millions) (US millions) (US$ millions) EBITDA1 $871 $408 $1,279 Net Income $462 $202 $664 Q1/06 (1) Earnings before interest, taxes, depreciation and amortization

New Inco potential EBITDA 1st Qtr 2nd Qtr Inco 2061 Falconbridge 2061 3075 Synergies 5136 390 Pro Forma 5526 1998 15 Falconbridge Pro Forma 2006E EBITDA -- analyst consensus prices 1st Qtr 2nd Qtr Inco 3000 Falconbridge 3350 4800 Synergies 8150 390 Pro Forma 8540 Falconbridge Pro Forma Nickel price: $9.53 Copper price: $3.63 2006E EBITDA - forward curve prices (1) Nickel price: $6.88 Copper price: $2.20 Based on actual 1Q/06 performance and forward curve implied for April through December, 2006 Estimated annual run-rate synergies (US$MM) (US$MM) (2) (2)

Strong case for valuation multiple expansion 1 Total Enterprise Value ("TEV") is equal to the market capitalization as at May 5, 2006 plus net debt, minority interest and preferred shares. Source: Bloomberg, First Call. 2 Tier 1 Average includes the following companies: BHP Billiton, Rio Tinto and Anglo American. 3 Tier 2 Average includes the following companies: Xstrata, Phelps Dodge, Falconbridge, Teck Cominco and Inco. 4 Based on I/B/E/S Total Enterprise Value vs. EV / EBITDA (2006E) 1,4 Trend Line 7.2 14.9 14.9 6.3 19.3 19.3 6.5 20.2 7.6 103.4 8.4 33.5 33.5 6.9 74.2 74.2 5.4 14.4 14.4 5.2 18.8 18.8 8.8 151 151 7.2 85.1 85.1 EV / 2006E EBITDA (x) Total Enterprise Value (US$bn) Phelps Dodge Anglo American Tier 1 Average (2) Rio Tinto Xstrata Falconbridge Inco Teck Cominco BHP Billiton Tier 2 Average (3)

Strong, experienced management team and growth profile to attract the best people

Inco's Board has and it will continue to evaluate all of its strategic alternatives that would serve our shareholders' best interests - both short-term and long-term

Best strategic alternative for Inco and its shareholders is to acquire Falconbridge Remain committed to working aggressively to complete the transaction

New Inco will deliver shareholder value far beyond potential of any other player Strong operations Unique and significant synergies Best project pipeline Financially strong Resource rich Terrific exploration portfolio

Nickel market strength is not about the funds - it's about the fundamentals

Nickel demand is strong Supply will chase demand for some time to come

Nickel outlook for 2006 is based on four drivers: Strong rebounding global stainless steel output Tighter stainless steel scrap market Exceptional strength in non-stainless nickel demand Limited nickel supply growth, low inventory level date Stainless Production OECD IP Forecast SS growth 1/1/1992 -0.077 -1.1 2/1/1992 0.011 -0.3 3/1/1992 -0.042 0.3 4/1/1992 -0.008 0.5 5/1/1992 0.021 -0.5 6/1/1992 0.039 -0.3 7/1/1992 0.03 -0.3 8/1/1992 -0.018 -0.8 9/1/1992 0.1 -0.4 10/1/1992 0.043 -0.8 11/1/1992 0.114 -1.5 12/1/1992 0.149 -1.7 1/1/1993 0.097 -1.2 2/1/1993 0.031 -1.3 3/1/1993 0.095 -1.7 4/1/1993 0.029 -1.3 5/1/1993 0.08 -0.5 6/1/1993 0.088 -1.3 7/1/1993 0.039 -1.3 8/1/1993 0.108 -0.3 9/1/1993 -0.013 -0.3 10/1/1993 -0.017 -0.1 11/1/1993 -0.056 0.6 12/1/1993 0.005 1.7 1/1/1994 0.035 1.6 2/1/1994 0.057 1.8 3/1/1994 0.091 3.1 4/1/1994 0.05 3.4 5/1/1994 0.034 3.4 6/1/1994 0.105 4.8 7/1/1994 0.109 4.9 8/1/1994 0.145 5.5 9/1/1994 0.217 5.2 10/1/1994 0.211 6 11/1/1994 0.294 6.3 12/1/1994 0.258 6.9 1/1/1995 0.218 6.3 2/1/1995 0.209 5.9 3/1/1995 0.19 5.2 4/1/1995 0.193 5 5/1/1995 0.238 4.5 6/1/1995 0.107 3.9 7/1/1995 0.205 3.2 8/1/1995 0.166 3.5 9/1/1995 0.107 2.8 10/1/1995 0.087 2.1 11/1/1995 0.034 2.2 12/1/1995 -0.046 1.9 1/1/1996 0.003 1.8 2/1/1996 -0.009 1.8 3/1/1996 -0.086 1.9 4/1/1996 0.017 1.4 5/1/1996 -0.07 2.4 6/1/1996 -0.02 2.5 7/1/1996 0.004 3 8/1/1996 -0.025 2.6 9/1/1996 -0.03 3.3 10/1/1996 0.052 3.6 11/1/1996 0.069 3.4 12/1/1996 0.13 3.1 1/1/1997 0.098 4 2/1/1997 0.078 4.6 3/1/1997 0.138 5.1 4/1/1997 0.142 5.4 5/1/1997 0.116 5 6/1/1997 0.145 5.6 7/1/1997 0.075 6.1 8/1/1997 0.074 5.7 9/1/1997 0.075 5.4 10/1/1997 0.065 6 11/1/1997 0.044 5.3 12/1/1997 0.089 5 1/1/1998 0.093 4.8 2/1/1998 0.064 4.2 3/1/1998 0.049 3.4 4/1/1998 -0.015 2.9 5/1/1998 0.024 2.7 6/1/1998 -0.041 1.8 7/1/1998 -0.044 1.2 8/1/1998 0.001 1.2 9/1/1998 -0.033 1.4 10/1/1998 -0.038 0.9 11/1/1998 -0.057 0.8 12/1/1998 -0.075 0.3 1/1/1999 -0.038 0.8 2/1/1999 -0.03 0.9 3/1/1999 -0.007 1.6 4/1/1999 0.006 1.6 5/1/1999 0.042 2.3 6/1/1999 0.077 2.7 7/1/1999 0.046 3.3 8/1/1999 0.112 3.6 9/1/1999 0.124 3.7 10/1/1999 0.094 4.1 11/1/1999 0.171 5.2 12/1/1999 0.19 6.1 1/1/2000 0.14 5 2/1/2000 0.153 5.5 3/1/2000 0.154 5.5 World stainless steel (SS) production and OECD industrial production Industrial production forecast of 6.4%* lends confidence to our 2006 stainless production forecast of over 8% stainless production y-o-y OECD IP y-o-y * G7 + Asia

Inventories J 800.6052519 F 793.305204 M 800.1052487 A 798.0052349 M 790.5051857 J 779.5051135 J 778.9051096 A 756.6049633 S 736.1048288 O 724.704754 N 698.7045835 D 691.3045349 J 681.2044687 F 673.0044149 M 662.6 000s of tonnes US Service Centre Stainless inventories Stainless steel consumption is rebounding globally; inventories are down and new facilities continue to ramp up 2005 2006 Decline of 138 kilotonnes ORDERS Q1 389.6 Q2 314.4 Q3 400.2 Q4 433.9 Q1 553 Q2 361 Q3 278.3 Q4 312.6 Q1 394.7 Q2 325 Q3 351.6 Q4 422.3 Q1 633.6 Orders (000s of tonnes) Quarterly German stainless orders 2003 2004 2005 2006 +50% quarter-over-quarter +60% year-over-year

China will become the world's largest stainless producer this year and consume an additional 60,000 tonnes of nickel 000s tonnes China Japan 1990 3130 1991 3357 1992 3148 1993 3214 1994 3449 1995 3922 1996 3891 1997 3942 1998 3447 1999 3379 2000 690 3830 2001 823 3866 2002 1147 3835 '03 1627 4113.296667 '04 2316 4194.176667 '05 3152 3988.672889 '06(e) 4421 3926.997 Stainless Steel Production 000s tonnes Non-Stainless Stainless 99 33417 8820 00 47632 12129 01 65643 17041 02 75293 26615 03 88700 43710 04 96200 64720 05e 109200 77379 06(e) 120700 121893 Chinese Nickel Consumption

Chinese economy continues to grow at strongly - fuelling nickel demand - industrial production growth in Q1/06 of 16.7% year-over-year Chinese industrial production growth 1990 - 2006(e) Index 1990=100 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 5 06(e) IP index 100 111.8 134.4954 166.3708098 202.3069047 234.8783164 265.6473758 295.6655293 321.9797614 349.3480411 389.1737178 427.7019159 481.5923573 563.463058 657.5613887 765.4015 880.977 15% CAGR

Average grade of stainless steel will increase as substitution with low nickel content series 200 stainless steel into China has dropped China - 200 Series Stainless Steel* Imports * Contains 1-to-4% nickel total Taiwan India Japan J 19.474 6 13.474 0 F 24.121 6 18.121 0 M 25.943 6 19.943 0 A 28.172 6 22.172 0 M 26.354 6 20.354 0 J 28.73 6 22.73 0 J 32.154 6 26.154 0 A 26.62 6 20.62 0 S 33.125 6 27.125 0 O 22.732 6 16.732 0 N 25.701 6 19.701 0 D 25.984 6 19.984 0 J 32.472 13 14.472 5 F 38.567 13 17.567 8 M 52.305 27 17.305 8 A 58.747 28 22.747 8 M 50.847 23 19.847 8 J 54.76 32 14.76 8 J 53.293 34 10.293 9 A 62.42 39.7 12.72 10 S 80.912 51 19.912 10 O 80.2 53 18.158 9 N 69.7 37 23.717 9 D 71.7 38 24.717 9 J 73.051 37.7 26.351 9 F 65.959 30.8 26.159 9 M 71.039 32.6 32.439 6 A 64.153 33 25.153 6 M 59.75 31.5 20.25 8 J 65.919 41.5 16.419 8 J 57.405 39 11.405 7 A 62.521 45.5 11.021 6 S 69.557 39.3 24.257 6 O 60.734 37 17.734 6 N 37.451 14 17.451 6 D 27.7 6.7 9.494 6 J 25 16 13.4 5 F 14 11 5 M 16.4 24.4 5 2003 2004 000s of tonnes 2005 2006

Austenitic* stainless steel very competitively priced against other materials during Q1/06 $/tonne 304 stainless (China) LME Copper LME Aluminum Galvanized Steel WW Demand 1946 4944.29 2420.49 China 19.225 Comparison of average Q1 2006 prices * nickel-containing

Nickel prices now much less expensive relative to other materials such as aluminum and copper Jan 2004* May 2005* Apr 2006* WW Demand 243.107 China 19.225 Jan 2004* May 2005* Apr 2006* WW Demand 243.107 China 19.225 6X 5X 3X 9X 10X 7X Nickel Price vs. Copper Price (Monthly Averages) Nickel Price vs. Aluminum Price (Monthly Averages) * Months nickel price averaged over $17,000/tonne or $7.70/pound

Tightness in scrap ratio, stainless production growth, less series 200 stainless substitution, higher austenitic (nickel containing stainless steel) ratio * Includes Chinese private mills ** Nickel-containing stainless Scrap ratio falls, as production increases World Total (000s of tonnes) 2003 2004 2005(e) 2006(e) Stainless Production* 22,701 24,613 24,335 26,325 (% Change) 9.1% 8.4% -1.1% 8.2% Austenitic Ratio** 77.3% 76.7% 74.9% 75.9% Scrap Ratio 44.7% 47.8% 49.3% 47.2% Primary Nickel 804 797 732 837 Nickel in Scrap 650 731 711 750 14% increase Scrap growth of 5% Moving higher China* up 1,200kt Western world up 500kt Forecast raised in line with stronger recovery

Boeing Airbus Regional Military Ni Demand 95 256 123 100 96 269 126 104 97 374 182 108 98 552 229 105 99 620 294 114 00 489 311 124 01 527 325 325 99 121 02 381 303 300 152 108 03 281 305 308 194 102 04 285 320 309 264 114 05e 320 360 260 277 126 06e 385 400 225 261 133 07e 405 420 225 285 08e 440 440 220 240 09e 470 450 240 251 Number of aircraft deliveries Jet Aircraft Build Schedule* & annual nickel in high-nickel alloys demand Non-stainless market should be up 6-to-8% given aerospace growth rate * Source: Airline Monitor Nickel Demand Power Generation Mechanical drivers Marine 04A 553 168 55 05E 577 168 66 06 688 201 70 07 872 205 70 08 973 205 70 09 973 205 70 10 956 210 70 Number of Builds Gas Turbine Build Schedule * Forecast International +54%

2004(e) 2006(e) Production 1257 1289 Top 3 50 World Nickel Production 1,339 kilotonnes 2005 Production Overall nickel production growth in 2006 will be around 50,000 tonnes, as relatively few expansions come to market 000s of tonnes Risk of disruptions: Strikes, labour unrest Slow restarts Feed shortages Extended maintenance Inclement weather Ramp-up delays

LME nickel inventories have declined by 44% since February peak date LME stocks 1/3/2006 35994 1/4/2006 36162 1/5/2006 36516 1/6/2006 36756 1/9/2006 36660 1/10/2006 36660 1/11/2006 36366 1/12/2006 36216 1/13/2006 36354 1/16/2006 36282 1/17/2006 36330 1/18/2006 36288 1/19/2006 36372 1/20/2006 36378 1/23/2006 36516 1/24/2006 35964 1/25/2006 36030 1/26/2006 36816 1/27/2006 36930 1/30/2006 37020 1/31/2006 37152 2/1/2006 37218 2/2/2006 36822 2/3/2006 36803 2/6/2006 37038 2/7/2006 36972 2/8/2006 36762 2/9/2006 36606 2/10/2006 36186 2/13/2006 35778 2/14/2006 35688 2/15/2006 35604 2/16/2006 35082 2/17/2006 35082 2/20/2006 35166 2/21/2006 35208 2/22/2006 34812 2/23/2006 34614 2/24/2006 34788 2/27/2006 34686 2/28/2006 34728 3/1/2006 34218 3/2/2006 34254 3/3/2006 33960 3/6/2006 34044 3/7/2006 34794 3/8/2006 34368 3/9/2006 34170 3/10/2006 34290 3/13/2006 34266 3/14/2006 34152 3/15/2006 33816 3/16/2006 33540 3/17/2006 33768 3/20/2006 32886 3/21/2006 32820 3/22/2006 32250 3/23/2006 32400 3/24/2006 32334 3/27/2006 32538 3/28/2006 32604 3/29/2006 32826 3/30/2006 32568 3/31/2006 32100 4/3/2006 31782 31782 4/4/2006 31668 31668 4/5/2006 31170 31170 4/6/2006 30414 30414 4/7/2006 29430 29430 4/10/2006 28896 28896 4/11/2006 28728 28728 4/12/2006 28686 28686 4/13/2006 28218 28218 4/18/2006 28596 28596 4/19/2006 28416 4/20/2006 28254 4/21/2006 28092 4/24/2006 27948 4/25/2006 27678 4/26/2006 27174 4/27/2006 26994 4/28/2006 26928 5/2/2006 26766 5/3/2006 25854 5/4/2006 25560 5/5/2006 25218 5/8/2006 24904 5/9/2006 24558 5/10/2006 23964 5/11/2006 23424 5/12/2006 22986 5/15/2006 22608 5/16/2006 22062 5/17/2006 21450 5/18/2006 20982 LME Inventories - 2006 YTD tonnes

World Nickel Supply/Demand Balance All figures in 000s of tonnes 2006 forecast deficit increased due to higher stainless production and limited nickel expansions

Looking over the next couple of years nickel demand growth from 2005 will be limited by supply - new project development is not keeping pace with demand growth 2000 2001 2002 2003 2004 2005 2006(e) 2007(e) 2008(e) 2009(e) 2010(e) Demand (5.0% per annum) 1110 1085 1167 1244 1264 1316 1382 1451 1523 1600 1680 2005 Supply 1098 1148 1176 1204 1258 1290 1290 1290 1290 1290 1290 Inco Increase 0 29.334 47.114 75.097 104.624 104.879 Other Brownfield 15.334 73.55 70.673 115.093 126.247 Greenfield 6 26 109.1 201.4 Demand (6% per annum) 1110 1085 1167 1244 1264 1316 1395 1479 1567 1661 1761 Demand (6.5% per annum) 1110 1085 1167 1244 1264 1316 1402 1493 1590 1693 1803 Market in Deficit 000s of tonnes World Nickel Production Forecast

During last period of strong global industrial production growth, driven by Japan from 1960 to 1974, world nickel demand growth averaged >7% per year 8.7%* 3.5%* 7%* 0.1%* 0.9%* 0% 2% 4% 6% 8% 10% 12% 1991-95 1995-00 1960-74 1974-79 1979-91 Nickel Demand Growth Similar potential as China continues to grow >7% Growth *Average for periods indicated 4.2%* 2001-05

The nickel market is very strong and should remain so for some time to come

Nickel production levels to increase 16% in 2006 (millions of pounds) PT Inco Manitoba Ontario 04 05 06(e) 30 East 116 107 80 West 165 164 167 North 241 216 205 83 522 487 565 Voisey's Bay* 30 OMG Toll Production** * 120 million pounds of nickel in concentrate expected to be produced at Voisey's Bay; finished nickel produced in 2006 from this concentrate should be 83 million pounds ** Arrangement to toll smelt and refine any excess purchased concentrate from Australia; Inco will market the finished nickel

We also produce copper, PGM and cobalt by-products 05 06(e) 09(e) East 3.7 5 14 West North Cobalt Production (millions of pounds) 04 05 06(e) East 16 17 16 West 182 180 172 North 224 222 212 400 419 422 Palladium Platinum Other PGM Production (thousands of ounces) 04 05 06(e) East 274 277 255 West 20 North 10 65 277 340 Copper Production (millions of pounds) Anodes Refined copper Voisey's Bay concentrate

Value added focus translates into premiums over the LME 2006(e) Inco premium = $0.05-$0.10 per pound 2005 Inco premium 5 cents Realized price of nickel ($ per pound) In a rising nickel market, Inco's premiums tend to lag LME cash nickel prices since contractual sales are often based on prior periods' prices; fixed price basis sales (certain Inco Special Products) and fixed percentage basis sales (20% of PT Inco matte production to third party) also affect premiums *LME cash nickel price 01 02 03 04 05 Realized Price 2.7 3.07 4.37 6.27 6.68 Premium 0.23 0.17 0.1 0.04 0.05 North 2.93 3.24 LME 2.70 LME 3.07 4.47 6.31 LME 4.37 LME 6.28 LME 6.68 6.73

Nickel unit cash cost of sales, net of by-product credits ($ per pound) Q1/05 05 Q1/06 H1/06 H2/06(e) 06(e) East 2.54 2.65 2.59 2.5 2.2 2.35 West North 2.65 2.35-2.40* Inco mine source ore 2.59 2.54 Q1/05 05 Q1/06 06(e) East 1.85 2.15 2.25 2.15 West North 2.15 2.15-2.20* 2.25 1.85 Total unit cost, including external feed 2.20-2.25 2.50-2.55 * Using consensus commodity price assumptions cum prod adjusted C1 Operation 38 0 By-product Ni 38 0 38 1.54 38 1.54 Coral Bay Nickel 38 0 38 1.54 39 1.54 SOJITZ 39 0 39 1.63 42 1.63 Harmony Gold Mining 42 0 42 2.4 57 2.4 General Nickel Corp 57 0 57 2.4 72 2.4 Sherritt Gordon 72 0 72 2.46 81 2.46 Jubilee Gold 81 0 81 2.47 82 2.47 IFC 82 0 82 2.55 108 2.55 Anglo American plc 108 0 108 2.84 113 2.84 Rio Narcea Gold Mines 113 0 113 2.85 155 2.85 Union del Niquel 155 0 155 2.85 322 2.85 INCO 322 0 322 2.86 460 2.86 BHP Billiton 460 0 460 2.96 480 2.96 Niquel Tocantins 480 0 480 2.98 513 2.98 Sumitomo Metal Mining 513 0 513 2.98 569 2.98 WMC 569 0 569 3.08 572 3.08 Mitsui & Co 572 0 572 3.14 583 3.14 Botswana RST 583 0 583 3.15 612 3.15 LionOre Mining Intn. Ltd 612 0 612 3.27 692 3.27 Falconbridge (INO+Falcondo) 692 0 692 3.29 693 3.29 Tati Nickel 693 0 693 3.33 739 3.33 Private & Other 739 0 739 3.41 745 3.41 Votorantim 745 0 745 3.57 748 3.57 Fox Resources 748 0 748 3.62 787 3.62 Eramet 787 0 787 3.66 794 3.66 Sally Malay Mining Ltd 794 0 794 3.66 803 3.66 OM Group Inc 803 0 803 3.73 821 3.73 Nippon Mining and Metals 821 0 821 3.74 849 3.74 Minara Resources Ltd 849 0 849 4.02 867 4.02 Larco 867 0 867 4.12 875 4.12 PT Aneka Tambang 875 0 875 4.19 915 4.19 Pacific Metals 915 0 915 4.6 916 4.6 Redstone Resources 916 0 916 5.16 Inco is at the low end of Brook Hunt cost curve 2005 Nickel Production and C1 Cash Cost by Company (Ex. Norilsk, Jinchuan) Cumulative Production (kt) US $/lb Inco Source and Copyright: Brook Hunt

In building a new hydrolectric power facility, we plan to increase PT Inco's production capacity by 33% to 200 million pounds of nickel in matte by 2009... Pre '99 '99 '09(e) East 100 150 200 Nameplate Production Capacity (millions of pounds) ....while lowering annual cash costs by $0.10-to-$0.15 a pound and cutting energy risk; major construction to begin mid-year

Our 50,000 tonne-per-annum Voisey's Bay mine/concentrator in Newfoundland and Labrador is running well Should produce 120 million pounds of nickel in concentrate in 2006, with about 83 million pounds through to finished product First concentrate Concentrator overview

In October 2005, we opened our demonstration plant at Argentia, Newfoundland to assess our hydromet processes Voisey's Bay Hydromet Demonstration plant We've successfully completed a 15-day continuous and integrated campaign 97-to-98% metal extraction in the autoclave

2.91%Ni, 1.2%Cu, 0.21%Co 2.94%Ni, 1.15%Cu, 0.21%Co 2.29%Ni, 0.79%Cu, 0.16%Co Surface Overburden Exploration drilling at Reid Brook, Voisey's Bay, continues to extend structure hosting the high-grade mineral to the west and identified a parallel feature 23.5m 19.9m 36.0m 100 0 m Drill Hole Trace Intersection Sulphide Troctolite Current Resource Potential to add resource - 800m Level 0 m 200 DEEP REID BROOK Surface Sections B C Section C 2.23, 0.73, 0.17 7.7m

At Goro, we have one of the world's highest grade and largest leachable laterite deposits 120 million tonnes* of estimated proven and probable mineral reserves Excellent grades*: Averaging 1.48% nickel and 0.11% cobalt in proven and probable mineral reserves 75 million tonnes* of estimated measured and indicated mineral resources 20-year mine plan Initial annual capacity: 60,000 tonnes of nickel 4,300-to-5,000 tonnes of cobalt Integrated, top-class team Real potential for expansion Will supply the growing market for decades to come Phase One financial results alone undervalue it's overall potential *as of December 31, 2005

Goro project In response to extensive vandalism and blockades of access roads, temporarily stopped work at the site in early April Authorities have since taken measures required for a safe and secure workplace Began gradual restart of project on April 24 Strong government and public support for Goro Remain committed to demonstrating respect for, and sensitivity to, concerns of Melanesian people Have worked hard to earn local trust and support, and we will continue to do so Cost and schedule impacts still being assessed

Engineering was about 72% complete at end of Q1/06 Progressing well in terms of off-site engineering in Brisbane and building of 400 modules and preassembled units for the plant in the Phillipines

2006 milestones Port completion Steam plant and process water pipeline to allow Prony Energy to fire up first generator

Total escalated capital cost estimate for Goro of $1.878 billion at high end of plus 15% confidence level; includes $42 million in escalation Definitive estimate is due later this year Reviewing estimate and schedule in light of disruption

*At $0.85 CDN Voisey's Bay 05 268 Environmental Capex Goro Sustaining Capex 1,820* New Mines Development, PT Inco and Other Expansion '04 '05 '06(e) 50 Environment 120 Sustaining 291 368 315 PT Inco 67 140 Voisey's 448 391 55 Goro 137 344 1140 1,170 876 Discretionary Capex ** 2006 total Voisey's Bay amortization of purchase price including amount in inventory expected to be $145 million in 2006 Depreciation, and amortization 07(e) 510 365 145 Amortization of Voisey's Bay purchase price** 06(e) 365 90** 455 Capital expenditures ($ millions)

Inco's net capex funding requirements* 2006 - 2010 (millions of dollars) Goro** (after Girardin Act tax investor financing and with 21% partner, with Oct/04 restart) Voisey's Bay*** (after $100 million government support) Sustaining Capex Total 06-10 Total 941 590 1,205 4,175 * At $0.85 CDN-US exchange rate for 06, $0.77 for 07, $0.79 for 08, $0.79 for 09 and $0.78 for 10; excludes capitalized interest ** See assumptions for Goro project *** Reflects Phase 1 and Phase 2 capital 06 792 149 07 55 44 315 311 1,472 902 - 08 5 212 535 - 09 177 162 541 Environmental Capex 281 120 111 31 9 - 10 309 205 725 PT Inco expansion 244 57 109 75 3 - 10 New Mines Development and other Expansion related expenditures 659 83 113 109 162 192 Discretionary Capex 255 50 65 103 28 9

45% production growth from 2005 to 2009 level PT Inco Manitoba Ontario Voisey's Bay Goro External Feed (millions of pounds of nickel) '05 '06(e) '07(e) '08(e) '09(e) OMG 30 47 45 30 EX 62 30 MD 82 70 68 69 70 PTI 163 167 168 172 192 OD 180 185 172 166 180 VB 83 145 140 120 Goro 0 0 38 110 565 600 630 710 487 Source OMG Toll

Inco has a great growth pipeline Voisey's Bay Goro 2006 2007 2008 2009 2010 2011 Bahodopi Goro Expansion Sorowako Limonite 2012 2013 Pomalaa Totten Kelly Lake Committed Greenfield Development Potential Development Pomalaa

We have the financial strength needed to continue to grow * Substantial portion of convertible debt treated as equity Cash Position ($ millions) Debt-to-capitalization ratio Cash flow from Operations, before changes in working capital ($ millions) 1st Qtr 1076 958 751 04 05 958 1,076 Q1/06 1st Qtr 30 28 26 04 30%* 28%* 05 1st Qtr 1210 1187 303 04 1,210 1,187 Q1/06 05 Q1/06 26%*

Cash flow should remain strong in 2006 ? $0.10/lb in LME cash nickel price ? ? $27 million in after-tax cash flow 223 million diluted shares * Using First Call 2006 consensus nickel price of $7.02/lb, copper price of $2.27/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 ** Using 2006 guidance and year-to-date commodity prices: $7.38/lb nickel, $2.57/lb copper, $1,068/oz platinum and $313/oz palladium '03 '04 '05 06(e) 06(e) East 531 1210 1187 1550 1650 West North Cash flow from operations, before changes in working capital ($ millions) Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Nickel market remains strong Working to make operations as competitive as possible Voisey's Bay is a tremendous success Steady progress at Goro - we will deliver Expanding at PT Inco and working to get more production out of Ontario and Manitoba Growing production 45% by 2009 from 2005 levels Very healthy cash flow and balance sheet $1.55 billion at $7.02 nickel* Friendly acquisition of Falconbridge - will create world's largest nickel company and a leading copper company, with product and geographic diversification and ability to grow Conclusion * Using First Call consensus for 2006 "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Supplemental

Inco today Ticker symbol: N Major exchanges: New York Stock Exchange Toronto Stock Exchange Major index listings: S&P/TSX 60 S&P/TSX Composite Market capitalization - $11.9 billion Free float - 193 million shares Dividend - $0.50 per annum, payable quarterly 2006 YTD average daily trade volume - 3.7 million shares

We take corporate governance very seriously at Inco Have over past eleven years implemented many of corporate governance principles and practices being proposed 10 of 12 members of the Board are independent Directors All committees of Board of Directors have for some time been composed entirely of outside directors Formalized Lead Director position in April 2002 Directors are elected annually

High transaction certainty Compelling business proposition Sought to address upfront regulatory clearance requirements Conditions to offer are limited Two-thirds of Falconbridge shares must tender Regulatory and other clearances Other standard conditions No litigation to prevent deal No material adverse change in Falconbridge Strong support agreement Inco right to match any other offer Break fee of US$450 million Definitive agreement - no vote by Inco shareholders Desire and need versus certainty Shareholder base has always wanted this deal Inco Board evaluated this very carefully in coming to its decision on this possible condition to our offer Inco's offer for Falconbridge

Inco's offer for Falconbridge aimed at creating world-class nickel and copper powerhouse October 11 Public announcement of transaction Mailing of the circular to shareholders News releases on extensions of tender offer Canadian Competition Bureau approval of transaction Enhanced offer for Falconbridge Current expected expiration date for offer Current expected completion of tender offer Conditional on 2/3 acceptances by Falconbridge shareholders Subject to receipt of applicable governmental and regulatory approvals June 30 October 24 Dec 8, Jan 12, Feb 20 January 27 June 30 May 13

2005E Inco Pro Forma 737 Norilsk 536 Inco S/A 487 BHP Billiton 321 Falco S/A 250 Jinchuan 200 The New Inco will be tops among world nickel producers 2005 Nickel Production (millions of pounds) Source: Inco; latest published information from Company reports

We'll be a resource rich company 1st Qtr Falco 2.7 BHP Billiton 4.4 Norilsk 6 Inco 7.8 Inco Pro Forma 10.5 Estimated contained nickel in mineral reserves (millions of tonnes) Inco4 (standalone) Falconbridge1 (standalone) Proven and probable copper estimated mineral reserves at December 31, 2005 Inco 220 @ 1.22% Cu Falconbridge5 2,513 @ 0.91% Cu (5) from Falconbridge's 2005 Annual Report to shareholders - assumes 100% ownership of Antamina's and Collahuasi's estimated proven and probable copper mineral reserves and other non-wholly-owned copper projects BHP Billiton2 Norilsk3 Inco (proforma) 1 Source: Falconbridge 2005 Annual Report 2 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005) 3 Source: Norilsk 2004 Annual Report 4 Source: Inco 2005 Annual Report

Operational Synergies - about 70% of the $390 million annual synergies identified; balance from overheads Feed flow optimization Cost and other improvements Maximizing throughput $150 90 40 $280 million Operational synergies $280 million annual pre-tax run rate by mid-2008 (based upon June 30, 2006 transaction) Inco's offer for Falconbridge

Proforma consolidated balance sheet December 31, 2005 The proforma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. Cash and cash equivalents Other current assets Property, plants and equipment and other assets Long-term debt due within one year Other Current liabilities Long-term debt Deferred taxes Other long-term liabilities Minority interest Shareholders' equity 1.8 4.7 6.5 26.9 33.4 1.6 2.7 6.8 5.0 2.3 1.1 13.9 33.4 US$ billions New Inco* Pro Forma * Figures are indicative only, based on Inco and Falconbridge Balance Sheets as at December 31, 2005 adjusted only for (a) offer by Inco of C$34.00 per Falconbridge share to a maximum cash portion of C$2.87 billion (bank financing) and based on Inco share price October 10, 2005 (b) included in long-term debt are $750 million of junior preference (Series 1, 2 and 3). Falconbridge has announced that $500 million of these junior preference shares will be redeemed on April 16, 2006. The remaining $250 million are intended to be refinanced subsequent to the acquisition of control of Falconbridge by Inco $ $ $ $ Financial strength to grow

Key terms of support agreement: Deal protections for Inco Structure Once minimum two-thirds tendered, move to a transaction to own 100% of Falconbridge and combine operations of Inco and Falconbridge Only two-thirds vote of Falconbridge shares (Inco can vote all shares tendered to it) required for this second stage Inco responsible for regulatory clearances Falconbridge Board and management recommend/fully support Inco Offer to Falconbridge shareholders Inco's offer for Falconbridge

Key terms of support agreement: Deal protections for Inco As part of negotiations on price to be paid for Falconbridge shares, Falconbridge Board and management agreed upon certain deal support terms, including the following: Falconbridge Board, management and other representatives not free to solicit or encourage other offers or take other action to interfere with success of Inco Offer Falconbridge can only withdraw support for Inco Offer if its Board, in exercising its fiduciary duties, has received an unsolicited offer for all Falconbridge shares meeting a number of requirements (including being fully financed, not subject to undue delay, offer being available to all shareholders in the U.S. and Canada), and has determined that such offer would result in a more favourable transaction to Falconbridge shareholders financially (Superior Proposal) Inco's offer for Falconbridge

Key terms of support agreement: Deal protections for Inco As part of negotiations on price to be paid for Falconbridge shares, Falconbridge Board and management agreed upon certain deal support terms, including the following: Inco has a right to match any Superior Proposal, in which event Falconbridge will continue to support Inco Offer (as revised) Break-Up Fee to Inco of U.S. $450 million (in line with percentage for such fees in Canada based upon size of transaction) if Superior Proposal is made and is completed and in certain other events (reduced expenses fee in other specific circumstances) Falconbridge has limited rights to terminate Inco's offer for Falconbridge

Guidance We met or exceeded all of our production, cost and premium guidance for 2005 Production1 Nickel Copper PGMs Nickel cash unit cost of sales, after by-product credits2 Total Inco-mine production Inco premium over LME cash price3 5 - 10 2.85 - 2.95 485 - 490 275 380 - 390 Actual Results 5 2.65 ? ? 487 287 419 ? ? ? 1. Millions of pounds, except for PGMs which are thousands of ounces Dollars per pound Cents per pound 2005 2.10 2.25 ?

We're on track to meet or beat our February guidance for 2006 production, costs and premiums 2006 Objective 5-10 2.35-2.40 565 340 400 2.15-2.20 135-140 85 85 Q2/06 Objective 1. millions of pounds, except for PGMs which are thousands of ounces 2. includes 30 million pounds of tolled nickel, with 6 million pounds in Q1 and 5-10 million pounds in Q2 3. dollars per pound; excludes material tolled through OMG 4. cents per pound Production1 Nickel2 Copper PGMs Nickel unit cash cost of sales, after by-product credits3 Total Inco-mine production Inco premium Over LME cash price4 Objective 5-10 2.50-2.55 130-135 75 80 Result Q1/06 9 2.59 ? ? 135 78 86 ? ? ? 2.25 ? 2.50-2.55 2.30-2.35 2.30-2.35

? ? ? ? ? ? ? ? ? ? ? ? Principal Mines & Operations ? Development Properties Other Metal Refineries ? ? Sales Offices ? ? ? ? ? ? ? ? Strong existing operations

Consistent production and productivity improvements across the company - and record output at PT Inco Ontario mine productivity '03 '04 '05 '06(e) DIF 14.2 15 15.9 16.1 Tonnes of ore per work shift '03 '04 '05 '06(e) East 50 52 53 56 West North '03 '04 '05 '06(e) DIF 12.5 13.3 12.6 13.1 PT Inco mine productivity Manitoba mine productivity +12% +13% +5%

Quarterly variability of 2006 nickel and copper production (millions of pounds) Nickel Copper Q1(a) Q2(e) Q3(e) Q4(e) East 135 140 140 155 West 78 85 85 92 135 135-140 135-140 155 78 85 85 92 Voisey's Bay Copper Concentrate * Includes 30 million pounds of finished nickel by toll smelting and refining concentrates with OMG and Boliden

Quarterly variability of 2006 PGM production (thousands of ounces) Q1(a) Q2(e) Q3(e) Q4(e) East 86 85 115 114

There's room to increase our 2006 nickel production guidance Sudbury's smelter's running well - converter upgrade will increase production capability and reliability Sudbury smelter complex New Sudbury oxygen plant New oxygen plant online in May in Sudbury With nickel/copper separation at the Sudbury mill, we'll be able to enhance nickel production Sudbury's Clarabelle Mill

Given the great ramp-up at Voisey's Bay, our nickel in concentrate output estimate for 2006 is 120 million pounds, but as we build our pipeline, we'll get at least 83 million pounds of finished nickel production from Voisey's Bay this year VB Conc Ontario Manitob Canadian Inco Mine-source 175 70 245 External Feed 17 6 20 Voisey's Bay 110 65 45 110 110 257 118 2006(e) finished nickel production Last year's estimate (millions of pounds) 375 VB Conc Ontario Manitob Canadian Inco Mine-source 185 70 255 External Feed 20 10 30 Voisey's Bay 120 43 40 83 We'll increase external feed and Ontario mine-source production to fill the processing facilities 120 248 120 368 Voisey's Bay nickel concentrate production 2006(e) finished nickel production Current estimate (millions of pounds) Voisey's Bay nickel concentrate production Ontario Manitoba Canadian Production Voisey's Bay Ontario Manitoba Canadian Production Voisey's Bay External Feed Voisey's Bay finished nickel Inco Mine-source

Great effort spent preparing for Voisey's Bay feed, including starting up new cobalt circuit in Manitoba; influx of ores has gone well and will boost production in Ontario and Manitoba 06(e) 07(e) 08(e) 09(e) OD Source 185 172 166 180 External 20 VB 43 88 84 65 248 260 250 245 06(e) 07(e) 08(e) 09(e) MD Source 70 68 69 70 External 10 VB 40 57 56 55 120 125 125 125 Mine Feed Voisey's Bay Feed External Feed Ontario Manitoba Estimated nickel production levels (millions of pounds)

Rising costs are an industry-wide issue 2004 nickel unit cash cost of sales, after by-product credits $ 2.32 Canadian dollar* .20 Metal production volume due to planned shutdowns .18 Energy** .16 Supplies, services and contracts .13 Lower costs for purchased feeds (0.02) By-product prices (0.24) 2.73 Cost savings/productivity goal (.08) 2005 nickel unit cash cost of sales, after by-product credits (e) = estimated Notes: *CDN-US exchange rate for 2005 - $0.82 as compared to $0.77 in 2004 a $0.01 rise in the Cdn-US exchange rate increases nickel unit cash cost of sales, after by-product credits, by about $0.04 per pound over one year ** high oil and diesel costs in Indonesia and high power rates in Ontario $ 2.65

Rising costs are an industry-wide issue 2005 nickel unit cash cost of sales, after by-product credits $ 2.65 Energy* .16 Canadian dollar** .09 Higher by-product credits (.02) Higher copper concentrate production (.06) Higher nickel production volume (.20) Lower cost of purchased feed (.25) 2006(e) nickel unit cash cost of sales, $ 2.35-2.40 after by-product credits*** 2006(e) Inco mine-source unit cost of sales, after by-product credits $ 2.15-2.20 (e) = estimated Notes: * primarily high oil and diesel costs in Indonesia **CDN-US exchange rate for 2006 - $0.85; as compared to $0.82 in 2005 a $0.01 rise in the Cdn-US exchange rate increases nickel unit cash cost of sales, after by-product credits, by about $0.03 per pound over one year *** includes $0.12 a pound of costs to increase production; excludes certain purchased intermediates and related treatment and refining charges at OMG and Boliden

In H2/06, with the pipeline from Labrador to our Canadian smelters and refineries filled, our cash costs are expected to be at least $0.15 a pound below our 2006 estimate

Voisey's Bay is expected to beat our original projected production plans by producing 120 million pounds of nickel concentrate in 2006 - however not all of that will become finished nickel this year given where this material will be processed Canada USA Labrador Newfoundland Happy Valley- Goose Bay Labrador City Corner Brook Hopedale Makkovik Postville Rigolet Sheshatshiu Gander Nain 300 km 0 Copper Conc. To Market Nickel Conc. Voisey's Bay Utshimassits (Davis Inlet) Avalon Peninsula St. John's Thompson Sudbury

Voisey's Bay has been using a Falconbridge ship, pending delivery of our new ship, the Umiak, to transport Voisey's Bay concentrate 1st shipment - mid-November 2nd shipment - early-December 3rd shipment - end of January 4th shipment - mid-February Umiak launched from dry dock in Japan on November 14 Undergoing final fit-out; arriving from shipyard in May 2006 The Umiak

Negotiations on a collective labour agreement for Voisey's Bay employees have started with the United Steelworkers First agreements typically take 6-12 months Aboriginal employment is nearly 50% Concentrator overview Concentrator building

We had record output at PT Inco last year - 168 million pounds of nickel in matte 02 03 04 05 06(e) East 131 155 159 168 167 West North Nickel-in-matte (millions of pounds) 02 03 04 05 06(e) East 136 145 165 164 167 West North Finished Nickel (millions of pounds) Nickel-in-matte is intermediary product produced at PT Inco; it is processed into finished nickel at Japanese refineries, including our own

Lakes feeding our generators are above last year's highest levels at PT Inco Lake Towuti Level Reservoir full Minimum reservoir level required for full hydroelectric power generation

In 2005, we used more high sulphur fuel oil (HSFO) to raise production and Indonesia removed diesel fuel subsidies 2004 HSFO - cost per barrel ($) Indonesian government raised domestic diesel fuel price to $0.59/litre for mining companies effective October 1, 2005 PT Inco uses 90 million litres of diesel fuel annually Diesel fuel-cost per litre ($) PT Inco uses 3.3 million barrels of HSFO a year Hedge position: 6% of 2006 needs at $44.38/barrel 2005 2004 2005 Forecast 06 Forecast 06 Despite soaring energy costs, we recently installed two more diesel generators since strong nickel prices enable us to make good margins on incremental production

At PT Inco, we're using energy more efficiently and researching other fuels '03 '04 '05 '09(e) East 487 465 450 440 Kilowatt hours per tonne of nickel in matte Pilot testing of pulverized coal to replace oil begins this month - could yield cost savings of $0.15-to-$0.20 a pound

At PT Inco we're working to reduce commodity price impacts Improving roads to extend tire life and lower fuel consumption Secured tire needs well into 2007

Goro process Hydromet process 130 million pounds of nickel using daily average of 60 megawatts of power Long-term focus on energy - hydromet processes are energy efficient PT Inco Smelting About 160 million pounds of nickel in 2004 using daily average of 275 megawatts of power

A one-cent change in $Cdn-US exchange rate over one year lowers Inco's adjusted diluted earnings per share by $0.05 and increases nickel cash unit cost of sales, after by product credits, by $0.03 per pound $Cdn-$US Using an average $Cdn-US exchange rate of $0.85 for 2006, compared to $0.82 in 2005 2003 2004 2005 2006

In Ontario we met our 2005 nickel production target despite ramp up issues after a very complex shutdown to prepare for feed from Voisey's Bay Ontario Nickel Production (millions of pounds) '03 '04 '05 East 27 39 36 West 164 202 180 North 191 241 39 27 216 36

We've been focusing on improving production consistency and reliability in Ontario Mines - new productivity records Mill - highest feed since 1999 redesign and record productivity Smelter - during Q4 operated 7% above 5-year average Copper Cliff Refinery - ran at record of over 140 million pounds per year, 5% higher than 2004 Ontario operations - furnace

For 2006, we are targeting record throughput levels for all our Ontario processing operations External Feed Inco-source Feed '06(e) 43 East 20 West 180 North 243 20 2001 2002 2003 2004 2005 East 4149 4211 4246 4125 4327 Smelter Dry Solid Charge (DSC) Rate DSC - tonnes/day 2001 2002 2003 2004 2005 Column Rate 245 235 247 266 267 Litres/minute Copper Cliff Nickel Refinery Column Rate Clarabelle Mill Production Rate 2000 2001 2002 2003 2004 2005 East 8375 8303 8760 6977 9431 10249 short tons milled (000s) Nickel Production (millions of pounds) 43 Voisey's Bay Feed

By installing a copper removal circuit at our mill, we expect to capture up to 40% of the copper in the feed starting in Q4 2006 Benefits: More nickel will be fed to the smelter, our production bottleneck ? net revenue intensity of Ontario's processing by at least 10% at an incremental cost of less than 3% Also enhancing recovery in the concentrator Clarabelle Mill

How we manage resources and how we deploy and manage employees Collective bargaining agreement in Ontario, which expires on May 31, 2006 Three-to-four week regular maintenance shutdown in July Ontario operations - Creighton Mine

What's ahead for Manitoba in 2006? Move to single line furnace raises throughput capacity from 110 to 125 million pounds and saves Cdn$8 million a year starting in Q2/06 Bring new and larger cobalt plant into full production For first time in 25 years, will operate entire year without shutting down our processing facilities '03 '04 '05 '06(e) East 24 29 26 10 West 87 86 81 110 North 104 107 Manitoba Nickel Production (millions of pounds) 24 29 116 26 External Feed Inco-source Feed 120 10

Inco's asset base remains a sustainable competitive advantage Inco Norilsk BHP Falco SLN East 7.766 6.019 4.378 2.723 1.62 Norilsk2 Inco1 BHP3 SLN5 Falco4 Contained Nickel Reserves (millions of tonnes) 1 Source: Inco 2005 Annual Report 4 Source: Falconbridge 2005 Annual Report 2 Source: Norilsk 2004 Annual Report 5 Source: Brook Hunt 2004 (estimate) 3 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005)

Inco Limited 1 487 @ 1.59% Ni Norilsk 2 398 @ 1.51% Ni BHP Billiton3 610 @ 0.71% Ni Falconbridge 5 144 @ 1.89% Ni SLN 5 60 @ 2.70% Ni 1 Source: Inco 2005 Annual Report 2 Source: Norilsk Nickel 2004 Annual Report 3 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005) 4 Source: Falconbridge 2005 Annual Report 5 Source: Brook Hunt 2005 (2004 estimate) Proven and Probable Mineral Reserves at December 31, 2005 (millions of tonnes)

Reid Brook Zone Discovery Hill Zone Ovoid Southeast Extension Eastern Deeps Far Eastern Deeps Ryan's Pond Reserve Resource Potential Mineral Deposit 0 1000 2000m 0 -1000 -2000 Reid Brook Deep Voisey's Bay Main Block Longitudinal Section (Looking North)

Good exploration results at Reid Brook - $15 million Phase One exploration program at Voisey's Bay indicated massive sulphide zone Massive Sulphide Drill Hole Trace m 50 0 Weakly Mineralized Troctolite Assay Intersection Surface 2.7%Ni, 1.1%Cu, 0.17%Co 40.4m 3.1%Ni, 1.2%Cu, 0.20%Co 46.6m 2.9%Ni, 1.2%Cu, 0.20%Co 75.4m 3.0%Ni, 1.4%Cu, 0.20%Co 38.7m 2.9%Ni, 1.5%Cu, 0.20%Co 61.6m Section B - West Facing Current Resource Potential to add resource - 400m Level - 800m Level 0 m 200 DEEP REID BROOK Surface Sections B A

IRR Nickel 0.10/lb ? ? ? 0.5% Copper 0.10/lb ? ? ? 0.4% Cobalt 1.00/lb ? ? ? 0.2% Cdn$-US$* 0.01 ? ? ? 0.4% Fuel Oil 1.00/bbl ? ? ? 0.1% Underlying assumptions to IRR > 23%: $3.75 per pound nickel, $1.00 per pound copper, $9 per pound cobalt, $0.72 CDN$, $26.80 per barrel fuel oil Underlying assumptions to life of mine cash costs of $1.10-$1.15 per pound: $3.00 per pound nickel, $0.90 per pound copper, $7 per pound cobalt, $0.66 CDN$, $26.80 per barrel fuel oil Cash cost per pound - ? $0.06 ? $0.05 ? $0.02 ? $0.02 Voisey's Bay leverage internal rate of return and cash cost

Timing of Goro $1.878 billion capex (millions of dollars) 1 Jul/01 to 31 Dec/04* Total 286 1,878 286 1,273 Mine, process plant & infrastructure Inco's Funding Requirement** after Girardin Act tax investor financing & with a 21% partner 1,020 792 * After non-cash charge, after taxes and minority interest, of $191 million ** Reflects Inco meeting the Provinces of New Caledonia's pro-rata capital contributions during construction phase 368 46 2005 2006 At Euro €1.20 and Australian $0.70 204 149 2007 2008 - -

IRR Nickel 0.10/lb ? ? ? 0.7% Cobalt 1.00/lb ? ? ? 0.5% AU$-US$ 0.05 ? ? ? 0.3% Euro-US$ 0.05 ? ? ? 0.3% Underlying assumptions to IRR = 9-10%: $3 per pound nickel, $7 per pound cobalt and Euro €1.20, AU$0.70 for capital costs; $9 per pound cobalt, Euro €1.15 and AU$0.65 for life-of-mine cash costs of $1.10-to-$1.15 per pound operating costs - $0.06 $0.02 $0.03 Goro leverage internal rate of return and cash cost Cash cost per pound

End of year one expect to be at 75% capacity; end of year two at 90% capacity at Goro Total Project Duration Years 2004 2005 2006 2007 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Engineering 35 Months Q1 Q2 Q3 Q4 Procurement Site Construction Module Fabrication Module Hookup Commissioning 25 Months 29 Months 28 Months 16 Months 15 Months 13 Months 60,000 tonnes-per-annum of nickel and 4,300-to-5,000 tonnes-per-annum of cobalt life-of-mine capacity An overlay team of about 100 experienced people will be present for commissioning and ramp-up Impact of recent vandalism on schedule being reviewed

Inco's internal rate of return on Goro project expected to be 16% at a $1.878 billion mine, process plant and infrastructure capital cost, after non-cash charge, and using long-term prices of $3.75 a pound for nickel and $9 a pound for cobalt - exceeding other projects

We expect unit cash operating costs for Goro of $1.10-to-$1.15 per pound of nickel in oxide, assuming $9 a pound cobalt Total nickel unit costs of about $2 a pound, including depreciation and amortization

Goro will produce strong cash flows, given its low-cost position and 15-year tax holiday Goro's cash flow from operations in 2009, before changes in working capital ($ millions) Nickel price ($/lb) 3.50 3.75 4.50 5.50 6.50 Cobalt price ($/lb) 9.00 9.00 10.00 11.00 12.00 280

PAL initial difficulties not due to technology, but due to construction materials and operating challenges We're on track to succeed Goro Pilot Plant

Nearly all of Goro's technology is now used effectively to process nickel Feed Preparation Pressure Acid Leach Countercurrent Decantation Limonite Saprolite Solution Purification Copper Removal Tailings Impoundment Final Neutralization Nickel Oxide Cobalt Carbonate Nickel Pyrohydrolysis Cobalt Carbonate Precipitation Secondary SX Ni/Co Separation Primary SX - Ni Co Recovery Zinc Removal We ran a pilot plant for 2 1/2 years

PAL initial difficulties not due to technology, but due to construction materials and operating challenges We're on track to succeed Goro Pilot Plant Front end screening facility draws on PT Inco's experience with handling wet laterites Hired experienced people from all of the Australian laterite projects to work on project Key members of operating team in place Opportunity to expand with space left for a fourth autoclave After a few years of operations, we'll consider raising nameplate capacity beyond 60,000 tonnes Can be expanded many times

Goro - construction camp Inco now holds a 71% interest in the Goro project company, with Sumitomo Metal Mining Co. Ltd. and Mitsui & Co. Ltd. owning 21% and the Provinces of New Caledonia a 8% equity interest* *Provinces have to-date elected not to make their prorata share of capital calls and have been subject to dilution

Removing copper at the mill boosts nickel production and is driving more exploration and mine development Sudbury km 5 0 Creighton Kelly Lake Copper Cliff South Totten McCreedy East/ Coleman Mine Copper Cliff North Expect a decision this year on developing Totten Mine, which has significant platinum group metal content Advancing feasibility study of Kelly Lake Preliminary engineering work is done Access via Copper Cliff North and South mines Stobie Garson Sudbury Basin

We'll advance feasibility of deep deposits of the Copper Cliff offset with good exploration results at the Copper Cliff South Mine last year m 2.6%Ni, 1.8%Cu, 3.3g/t 77.0m (62m) Looking West 3320 Level m 500 0 Shaft Further Potential 150 0 3.1%Ni, 2.3%Cu, 3.2g/t 50.5m (25m) g/t = TPM (Pt+Pd+Au) Mineral Resource Estimated true width (m) 3320 Level 2.3%Ni, 3.0%Cu, 21.0g/t 19.1m (9m) 2005 Resource 860 Orebody 2.0%Ni, 4.0%Cu, 7.0g/t 10.9m (9m)

Thompson's 1D Lower deposit will provide a platform for ongoing development and production 0 500 m Looking West 3600 ft Level Drift 3.76% Ni 2.3m 1D Upper 2.53% Ni 3.2m 2.25% Ni 6.2m 3.99% Ni 3.9m 1D Estimated Proven & Probable Mineral Reserves and Mineral Resources 1D Potential to Expand 1D Lower Thompson Mine, Longitudinal Section Make additional Inco-source ores available

Many opportunities in PT Inco's Contract of Work area to undertake major expansions Makassar Sorowako Bahodopi Pomalaa Malili Sulawesi Petea PT Inco 100 million pounds per year projects at Bahodopi and Pomalaa 50 million pounds per year HPAL plant at Sorowako In June 2005, began sending about one million tonnes of saprolitic nickel ore per year from Pomalaa East to PT Antam for smelting Mined 2.7 million tonnes of ore from Petea last year

With our strong cash flow we contributed an additional $111 million into our pension plans in 2005 *estimated cash and earnings impact for next few years Return assumption: 7.5% Canada, 7.75% US Discount rate: 5% Canada, 5.5% US 2006(e) Contributions* 2006(e) expense* $195 million $110 million = Required $195 million = Total $ - million = Additional 2005 Contributions* 2005 expense* $175 million $110 million = Required $286 million = Total $111 million = Additional

Income taxes Q1/06 adjusted effective tax rate: 35% 2006(e) adjusted effective tax rate: 34% - 70-80% current - 20-30% deferred

Over One Year ($) Nickel 0.10/lb ? ? ? 0.14 0.12 Copper 0.10/lb ? ? ? 0.08 0.07 Palladium 50/oz ? ? ? 0.03 0.03 Platinum 50/oz ? ? ? 0.03 0.02 Cobalt 1.00/lb ? ? ? 0.01 0.01 Cdn$-US$* 0.01 ? ? ? 0.06 0.05 Oil 1.00/bbl ? ? ? 0.007 0.006 Natural gas 0.10/MM BTU ? ? ? 0.002 0.002 Basic EPS effect** * $0.05 operating impact, or $0.03 per pound of nickel produced **using 193 million shares ***using 223 million shares Increased nickel and copper leverage in 2006 Diluted EPS effect***

Current Falconbridge Net Earnings Sensitivity Impact on 2006 Change in Annualized Net Earnings* Realized Price Net Earnings EPS US$/lb. US$ millions US$ Copper $0.05 $37 $0.10 Nickel 0.50 63 0.17 Zinc 0.05 38 0.10 Aluminum 0.05 19 0.05 Lead 0.05 6 0.02 Q1 Realized Prices Current Prices May 19 $2.29 6.84 1.07 1.13 0.63 $3.61 9.56 1.51 1.24 0.54 Prices Sensitivities *holding other factors constant

Exploration expense will be up due to work in the Sudbury Basin; R&D expense up due to greater spending on Voisey's Bay process and Inco's Special Products '04 '05 '06(e) East 29 35 47 West North R&D ($ millions) Exploration ($ millions) '04 '05 '06(e) East 32 43 54 West North '04 '05 '06(e) East 192 207 200 West North SG&A ($ millions)

With Voisey's Bay in commercial production about $55 million of our 2006 interest payments will be expensed Expensed Capitalized '02 '03 '04 '05 '06(e) East 40 56 36 26 55 West 25 46 53 103 80 North 65 102 89 Interest Payments ($ millions) 129 26 36 56 40 135 55

If First Call consensus nickel price of $7.02 per pound prevails in 2006, minority interest would be $120 million '04 '05 '06(e) East 129 73 120 West North Minority interest ($ millions) $0.10 change in nickel price ? $3.5 million change in minority interest "Our policy continues to be that we do not publicly predict or forecast future nickel prices" * Reflects $25 million favourable adjustment for Goro minority interest in Q1/05 and restated to reflect correction to minority interest accounting

2005: $3.74/lb Q1/06: $3.94/lb 2006*(e): $3.94/lb Earnings breakeven, on LME cash nickel basis * Primarily due to impact of increased depreciation and higher interest expense in 2006

Commodity hedge positions for 2006 at March 31, 2006 Platinum hedges - 5% of production @$651/oz plus puts/calls for a further 17% of production @$688-to-$802/oz Natural gas hedges - 6% of 2006 usage at $7.09/MMBTU Oil hedges - 3% of 2006 usage at $44.50/barrel Copper hedges - 17.2 million pounds of Q2/06 production at $1.15-to-$1.54/pound - no hedges in place for H2/06

Commercial Industrial Transport Building and Construction East 30 28 21 21 Nickel consumption by end-use sector 2004 Fridges, washing machines, etc. Electronics (T.V.'s, computers) Tableware Domestic kitchenware Commercial kitchenware Beer kegs Chemical industries Food processing Vessels and tanks Power generation Petroleum and gas Fasteners Sinks and baths Wire and cable Street furniture Elevators and escalators Automotive Aerospace Marine Rail Commercial 30% Building & Construction 21% Transport 21% Industrial 28%

End use of nickel in stainless steel and alloys - 2004 Other Transport Electronic Engineering Construction Tubular Products Metal Goods East 0.07 0.16 0.15 0.24 0.11 0.1 0.16 Source: Nickel Institute

Inco is the world's largest nickel producer outside of Russia Inco 2005 Net Sales to Customers by Product Nickel Copper Precious Metals Other Cobalt East 83 9 5 2 1 Inco 2005 Sales About 65% of nickel is used to make stainless steel - and 41% of our sales our destined for this use Non-ferrous Alloys Stainless & Alloy Steel Value Added Specialty Other Foundry Plating East 0.17 0.41 0.09 0.05 0.04 0.24 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9

Japan Other Asia Other World USA/Canada Europe East 0.23 0.37 0.02 0.27 0.11 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Japan Other Asia Other World USA/Canada Europe East 0.14 0.34 0.06 0.11 0.35 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Inco Sales World Nickel Demand World Nickel Demand by Regions versus Inco Sales - 2005 2005 Inco sales: 246,282 tonnes Number one marketing position - Asia-Pacific region, including Japan, represents about 60% of our sales - our competitive advantage

Nickel has played a key role in global industrial development and has outpaced almost all other industrial metals Copper Aluminium Crude steel Iron Ore Zinc Lead Tin Nickel stainless OECD IP 1960 100 100 100 100 100 100 100 100 100 1961 105 108 101 104 102 100 100 107.1 105 1962 106 119 103 109 106 105 93 98.1036 112.5943396 1963 112 131 110 117 111 107 106 118.0186308 119.5283019 1964 122 145 125 127 118 110 132 147.1692326 128.7735849 1965 127 160 131 132 119 110 148 153.4975096 137.3584906 1966 134 183 136 139 124 110 163 169.6147481 146.9339623 1967 127 187 141 138 124 109 158 179.9612478 152.5471698 1968 133 213 150 150 134 113 165 193.6383026 162.7830189 1969 146 233 163 163 142 118 165 221.1349416 175.990566 1970 149 242 174 100 171 145 117 205 236.3932525 181.2735849 1971 149 260 170 88 179 149 122 164 204.2437702 184.9056604 1972 162 287 185 99 197 156 116 196 238.7609673 198.1132075 1973 177 331 203 111 214 168 127 248 300.6000579 216.2735849 1974 170 337 205 107 208 165 121 268 318.9366614 215.6132075 1975 153 274 188 91 174 151 109 185 222.298853 198.1132075 1976 173 336 198 97 199 164 120 225 301.4372447 214.2924528 1977 182 347 199 91 202 173 116 197 310.480362 224.8584906 1978 192 366 211 92 220 178 118 234 320.4157336 234.4339623 1979 199 381 220 108 224 180 117 269 355.6614643 245.3301887 1980 195 367 211 104 217 172 110 225 332.1878076 241.6981132 1981 194 354 204 100 212 170 105 214 306.6093465 242.6886792 1982 185 356 188 90 205 167 99 193 301.0903782 236.4150943 1983 187 387 192 85 215 169 102 224 339.0277659 241.3679245 1984 206 405 206 101 220 174 109 252 390.5599863 256.5566038 1985 205 409 207 106 220 175 108 241 405.0911757 264.1509434 1986 215 418 208 103 227 178 109 247 439.6370221 267.1226415 1987 220 440 214 106 231 184 113 276 484.6700005 276.3679245 1988 225 458 227 115 232 174 116 279 570.0750098 291.2264151 1989 232 461 229 120 231 178 115 284 548.4838558 301.4622642 1990 226 458 225 115 232 174 114 301 579.3969049 308.7264151 1991 224 439 209 119 231 170 111 310 599.5486487 312.9599449 1992 227 453 205 112 229 170 109 284 619.7689358 322.4186376 1993 227 455 206 117 236 168 109 296 640.1263096 334.1507141 1994 236 487 206 126 248 177 116 345 724.9144287 358.7503632 1995 249 495 213 133 263 188 126 408 817.7221194 382.5385436 1996 259 502 212 130 267 192 122 385 830.6768118 400.780266 1997 266 535 226 143 276 194 126 420 904.1552789 425.23094 1998 272 538 223 137 282 193 122 420 890.6522397 437.0279821 1999 289 569 226 133 292 203 125 443 970.6423246 457.7372135 2000 307 599 246 148 312 212 132 468 1074.759667 486.4496693 2001 301 576 248 149 314 210 125 469 1031.440273 485.6140395 2002 303 611 265 158 323 207 129 503 1118.216149 498.0761765 2003 314 668 282 174 335 210 133 537 1196.491279 521.4250475 2004 341 730 306 196 362 215 139 544 1280.245669 557.4033758 2005 342 768 322 214 377 221 143 553 588.6179648 Stainless 5.9% World Demand Growth of Industrial Metals (1960-2004) Material CAGR Aluminum 4.5% World IP 4% Nickel 4% Zinc 2.9% Copper 2.8% Crude Steel 2.5% Lead 1.7%% Iron Ore 2.4% Tin 0.7% Index

Nickel prices over $17,000 per tonne for third time in three years $17,000 LME Cash Nickel Prices - 1979 to date $/tonne

China's demand growth of 55,000 tonnes Exceptional non-stainless growth of 8% Nickel supply disruptions of 45,000 tonnes Inventories fell to below four weeks of demand Still historically low after recent increases There were four key drivers of the nickel market in 2005:

The global economy has been improving steadily - that is great news for stainless steel production and nickel demand Note: nickel demand and IP growth have a 94% correlation over the past 50 years Note: OECD area (29 countries countries) excludes China OECD Area: Industrial Production & Leading Indicator 1995-2006 by month OECD % change year-over-year OECD Leader % change 6 months smoothed OECD IP long-term trend 1995 6.3 1.9 2.2 1995 5.9 0.1 2.2 1995 5.2 -1.3 2.2 1995 5 -1.8 2.2 1995 4.5 -1.5 2.2 1995 3.9 -0.9 2.2 1995 3.2 0.1 2.2 1995 3.5 1 2.2 1995 2.8 1.4 2.2 1995 2.1 1.6 2.2 1995 2.2 1.9 2.2 1995 1.9 2.2 2.2 1996 1.8 2.6 2.2 1996 1.8 3.3 2.2 1996 1.9 4.4 2.2 1996 1.4 4.6 2.2 1996 2.4 4.8 2.2 1996 2.5 4.7 2.2 1996 3 4.2 2.2 1996 2.6 4.2 2.2 1996 3.3 4.3 2.2 1996 3.6 4.5 2.2 1996 3.4 4.5 2.2 1996 3.1 4.4 2.2 1997 4 4.2 2.2 1997 4.6 4.5 2.2 1997 5.1 4.5 2.2 1997 5.4 4.5 2.2 1997 5 4.9 2.2 1997 5.6 4.9 2.2 1997 6.1 4.8 2.2 1997 5.7 4.8 2.2 1997 5.4 4.3 2.2 1997 6 3.6 2.2 1997 5.3 3 2.2 1997 5 2.1 2.2 1998 4.8 1.5 2.2 1998 4.2 1.6 2.2 1998 3.4 1.6 2.2 1998 2.9 1.2 2.2 1998 2.7 0.4 2.2 1998 1.8 -0.1 2.2 1998 1.2 -0.6 2.2 1998 1.2 -1.3 2.2 1998 1.4 -1.8 2.2 1998 0.9 -1.4 2.2 1998 0.8 -0.1 2.2 1998 0.3 1.5 2.2 1999 0.8 2.7 2.2 1999 0.9 3.6 2.2 1999 1.6 4.6 2.2 1999 1.6 5.6 2.2 1999 2.3 6 2.2 1999 2.7 6.5 2.2 1999 3.3 6.7 2.2 1999 3.6 6.8 2.2 1999 3.7 6.9 2.2 1999 4.1 6.7 2.2 1999 5.2 6.7 2.2 1999 6.1 6.9 2.2 2000 5.2 6.7 2.2 2000 5.6 5.8 2.2 2000 5.6 5.1 2.2 2000 6.4 4.2 2.2 2000 6.4 3.2 2.2 2000 6 2.1 2.2 2000 5.8 1.3 2.2 2000 5.8 0.4 2.2 2000 4.8 -0.4 2.2 2000 4.6 -1 2.2 2000 4.1 -2.2 2.2 2000 3.4 -3.2 2.2 2001 2.6 -4.1 2.2 2001 1.7 -4.6 2.2 2001 0.3 -4.8 2.2 2001 -1 -4.2 2.2 2001 -2 -3.1 2.2 2001 -2.3 -2.1 2.2 2001 -3.5 -1.8 2.2 2001 -3.5 -1.9 2.2 2001 -3.9 -2.3 2.2 2001 -4.8 -2.1 2.2 2001 -5.5 -0.7 2.2 2001 -5.3 1.3 2.2 2002 -3.8 2.9 2.2 2002 -3.3 4.6 2.2 2002 -1.9 5.9 2.2 2002 -0.8 6.7 2.2 2002 0 6.5 2.2 2002 0.4 5.2 2.2 2002 1.5 3.6 2.2 2002 1.3 2.3 2.2 2002 2.2 1.6 2.2 2002 2.7 1 2.2 2002 3.3 1.1 2.2 2002 2.7 0.9 2.2 2003 2.9 0.4 2.2 2003 2.4 -0.4 2.2 2003 1.6 -0.8 2.2 Latest data available: Leading Indicator Feb-06 IP Feb-06(e) Latest month indicates positive signals from the G7 economies % change 2005 2006

Quarterly World Stainless Steel Production 2003-2006 000s of tonnes date WORLD TOTAL Q1 5635.153435 Q2 5822.239665 Q3 5371.487225 Q4 5872.23683 Q1 6050.375507 Q2 6206.381717 Q3 5940.455801 Q4 6416.157314 Q1 6585.225437 Q2 6491.771879 Q3 5475.189556 Q4 5782.836 Q1 6395 2003 2004 Stainless steel production has had a sharp recovery from Q4 levels with output rising in all regions 2005 Q1/06 production up an estimated 11% from Q4 levels; growth of more than 600 kilotonnes Q1/06 change vs Q4 level: China +21% USA +18% West Europe +13% Korea/Taiwan +5% Japan +3% Higher austenitic (nickel- containing stainless steel) ratio and lower scrap ratio means nickel demand from stainless +13% versus Q4/05 2006

ORDERS Q1 389.6 Q2 314.4 Q3 400.2 Q4 433.9 Q1 553 Q2 361 Q3 278.3 Q4 312.6 Q1 394.7 Q2 325 Q3 351.6 Q4 422.3 Q1 633.6 Orders (000s of tonnes) Quarterly German stainless orders Stainless steel orders are rebounding sharply orders Q1 426.885 Q2 395.12 Q3 420.667 Q4 451.103 Q1 471.588 Q2 432.018 Q3 422.171 Q4 437.775 Q1 427.249 Q2 366.79 Q3 351.947 Q4 397.924 Q1(e) 450 Quarterly Japanese stainless orders 2003 2004 2005 2006 2003 2004 2005 2006 +50% quarter-over-quarter +60% year-over-year +13% quarter-over-quarter +4% year-over-year Orders (000s of tonnes)

Austenitic* ratios have moved higher - we've increased our forecast to about 76% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1(e) WW Demand 243.107 260.017 258.083 253.21 278.757 317.262 311.493 336.584 341.743 340.241 417 402 395 China 19.225 21.725 23.679 31.374 23.907 25.708 28.4 30.49 32.752 33.417 World quarterly austenitic ratio 2003-2006 2003 2004 2005 2006 * nickel-containing stainless steel

Global stainless steel production will accelerate this year as multiple expansions start up Anticipating well over 3 million tonnes of new stainless capacity from China this year, mostly in H2/06 Chinese capacity coming on line this year include: Taiyuan 1,500 kilotonnes LISCO (JV) 800 kilotonnes POSCO (JV) 600 kilotonnes Private mills ~1,000 kilotonnes

Stainless steel prices continue to increase, but are still lower than recent peaks in 1995 and 2004 $/tonne Stainless Steel Transaction Prices* Monthly 1994-2006 Based on transaction prices for CR 2mm 304. Source: CRU 2006 prices based on announced base price increases and expected alloy surcharge increases Grade 304, 2mm 94 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 95 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 96 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 97 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 98 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 99 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 00 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 01 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 02 Feb Mar

Scrap market has tightened in line with expectations - scrap ratio falling, price discounts narrowed Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1(e) WW Demand 243.107 260.017 258.083 253.21 278.757 317.262 311.493 336.584 341.743 340.241 417 402 395 China 19.225 21.725 23.679 31.374 23.907 25.708 28.4 30.49 32.752 33.417 World quarterly nickel-containing stainless steel scrap ratio 2003-2006 2003 2004 2005 2006 Scrap prices have tightened - discounts have narrowed to 92-96% of LME

China Korea Taiwan YTD 2005 28.379 51.39 33.188 YTD 2006 26.798 52.978 16.391 000s of tonnes Scrap imports YTD 2006* EXPORTS J 23.358 F 23.299 M 30.712 A 32.902 M 28.502 J 36.317 J 24.49 A 20.339 S 26.582 O 25.022 N 23.875 D 26.872 Russia scrap exports 2005 * All YTD February data, except Taiwan - YTD January Lower stainless scrap imports into South Korea, Taiwan and China; Russia stainless scrap exports easing from H1/05 000s of tonnes

90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05e 06(e) Scrap ratio 42.1 45.5 48.4 47.7 43.7 44.1 46.2 46.6 45.7 43.49 48.2 47 45 44.7 47.8 49.3 47.2 Production Growth 0.4 0 -0.8 -0.9 9.7 13 0 9 -0.9 6.7 9.4 -3.4 9.1 9.1 8.4 -1.1 8.2 Increasing stainless output leads to a sharp fall in the scrap ratio, as the lag impact of prompt scrap availability reduces relative supply Stainless production growth versus stainless scrap ratios (%) Stainless growth Percent Scrap ratio Percent

The drop in the nickel price is the result of events put in motion in the first half of 2005, these are having a snowball impact on the market - but will eventually come to an end and trigger a strong rebound These events... Over supply of stainless and building of significant excess SS inventories at producers, dealers, users, and in the supply chain ....created... Significant cuts to Q3 stainless production and, as a result, large cuts to nickel requirements and sharply falling stainless prices. Some nickel producers force customers to take all nickel in contracts, some of which is non-London Metals Exchange (LME) deliverable. ....leading to... Falling stainless base prices and falling alloy surcharges ....leading to... Weakness in nickel markets and falling nickel prices ....leading to... Resistance to buying stainless, in favour of running down inventories waiting for lower prices ....leading to... Low order volumes from SS mills, who deliver excess nickel to LME and talk about how bad the market is ....leading to... A further drop in nickel prices as LME stocks rise. Stainless inventories are very low through the supply chain. Fund liquidation ....leading to... Stainless buyers will return to market to rebuild low inventories. Mills will begin full production and nickel consumption will increase rapidly, pushing nickel prices up and driving increased stainless orders in advance of rising alloy surcharges. Fund buying. ....but eventually... Massive growth in Chinese stainless production in H1 Established stainless steel ("SS") producers not initially willing to make cuts Slowing of Western demand with industrial production ("IP") cycle

Inventories J 800.6052519 F 793.305204 M 800.1052487 A 798.0052349 M 790.5051857 J 779.5051135 J 778.9051096 A 756.6049633 S 736.1048288 O 724.704754 N 698.7045835 D 691.3045349 J 681.2044687 F 673.0044149 000s of tonnes US Service Centre Stainless inventories Stainless steel inventories have fallen from their 2005 peaks inventories J 87 F 110 M 113 A 112 M 118 J 116 J 100 A 86 S 84 O 83 N 88 D 74 J 60 F 69 M 74 A 69 Key Chinese Stockist Stainless Inventories 2005 2006 2005 2006 Decline of 40% Decline of 120 kilotonnes 000s of tonnes

Global non-stainless markets remain very strong and continue to exceed all expectations = Relative strength of the market ('000s of tonnes) High nickel alloy Foundry & alloy steel Plating Specialty (powders & foams) Overall market Japan USA W. Europe Korea/Taiwan China Total World

Non-stainless nickel demand forecast at record level in 2006 000s of tonnes 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06(e) WW Demand 243.107 260.017 258.083 253.21 278.757 317.262 311.493 336.584 341.743 340.241 417 402 395 414 411 China 19.225 21.725 23.679 31.374 23.907 25.708 28.4 30.49 32.752 33.417 High nickel alloys - aerospace, industrial gas turbines, energy, oil and gas Specialty products - hybrid electric vehicles, batteries, powder metallurgy Plating - some substitution World non-stainless nickel demand 1990-2006(e) +6%

We see rapid growth in hybrid electric vehicles, consumer nickel metal hydride and nickel cadmium (NiCd) rechargeable battery market Each hybrid electric vehicle contains 8-10 kgs of nickel 140% growth in last 2 years 3 million cars by 2010 30,000 tonnes of nickel NiCd batteries strength driven in part by portable power tools ~350g of nickel per battery pack European Parliament exempted many key industries from cadmium bans

Inco has achieved a breakthrough in diesel exhaust filtration, with the development of INCOFOAM(r) HighTemp Year 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 EPA, DPM Truck, g/bhp-hr 0.6 0.25 0.25 0.25 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.01 0.01 U.S. Truck 0.8 0.34 0.34 0.34 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.013 0.013 Bus, g/bhp-hr 0.6 0.25 0.25 0.1 0.07 0.07 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.01 0.01 U.S. Bus 0.8 0.34 0.34 0.13 0.09 0.09 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.013 0.013 CARB, DPM Truck, g/bhp-hr 0.6 0.25 0.25 0.25 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.1 CARB, Truck 0.8 0.34 0.34 0.34 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 0.13 Bus, g/bhp-hr 0.25 0.1 0.1 0.1 0.07 0.07 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 0.05 CARB, Bus 0.34 0.13 0.13 0.13 0.09 0.09 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 0.07 Heavy Duty Diesel Engine Particulate Matter Emission Standards Particulate Matter g/kWh Prestigious innovation awards; The Association of German Engineers (VDI) European Powder Metallurgy Association Award of Merit (r) trademark of Inco group of companies

Low nickel inventories provide support for high nickel price levels Weeks of demand LME cash nickel price $ per pound Inventory consumption levels and nickel prices (LME + reported producer) wks 18.95 2.9945 19.03 3.1714 18.98 3.0629 19.16 2.8385 19.06 2.7275 18.92 2.861 18.85 3.0087 18.84 2.9905 18.79 3.025 18.77 3.04 18.76 2.9305 18.77 2.9052 20.73 2.913 20.73 2.8945 20.68 2.8591 20.62 2.864 20.56 2.8863 20.57 2.8005 20.56 2.7932 20.57 2.7189 20.64 2.5355 20.62 2.37 20.53 2.3167 20.54 2.4957 20.55 2.5565 20.5 2.5975 20.47 2.5661 20.63 2.4495 20.69 2.3668 20.53 2.3555 20.45 2.3032 20.45 2.251 20.54 1.9586 20.63 1.7795 20.73 1.5609 21.07 1.6262 14.12 1.7235 14.32 1.9208 14.55 2.193 14.91 2.1875 15.25 2.2835 15.39 2.2171 15.48 2.1819 15.7 2.2038 15.95 2.2292 15.95 2.1204 16.02 2.0784 16.11 2.1138 13.25 2.1201 13.48 2.1061 13.29 2.1694 13.4 2.2299 13.06 2.1844 12.76 2.1667 12.57 2.1072 12.35 2.1506 12.09 2.135 11.63 2.1581 11.58 2.1556 11.25 2.2087 10.17 2.2484 10.31 2.2971 10.23 2.351 10.15 2.4986 10.2 2.5445 10.23 2.5192 10.35 2.3059 10.29 2.2305 10.16 2.0724 10.21 1.9258 10.17 1.8325 10.31 1.8583 9.7 1.8325 9.7 1.8119 9.62 1.8704 9.66 1.814 9.8 1.837 9.47 1.8533 9.61 1.7784 9.81 1.7292 9.91 1.6942 9.83 1.6567 9.73 1.6527 9.78 1.6185 6.6 1.603 6.44 1.6856 6.41 1.7121 6.47 1.7686 6.49 2.0163 6.82 2.0166 6.62 2.1581 6.39 2.4032 6.41 2.4207 6.32 2.5858 6.39 2.6979 6.42 3.4801 5.78 3.6685 5.71 3.9378 5.69 7.0869 Current levels = ~ 5.2 weeks of demand Average >8 weeks (means current stocks are 50,000 tonnes below average)

Five years of under investment due to unrealized expectations from Australian acid leach projects has led to tight nickel markets until supply from new projects begins entering market in 2006 Timeline of Announcement to Production decion time to prod capacity Mt. Keith 1992 3.5 45 McCreedy E. 1993.5 2.5 13 PT Inco Exp 1994 4.5 23 Loma D.N. 1995 5 17 Minara 1995 4.5 45 Forteleza 1995.25 3.5 10 Raglan 1995.25 3.5 26 Cawse 1995.5 3.5 9 Bulong 1996 3.5 9 Cerro Exp. 1998 3 25 Cosmos 1998 2.5 8 Emily Ann 1999.5 2.5 7 Tati Exp. 1999.5 2.75 5 VBN 2002.5 3.3 60 Tambang Exp. 2002.75 3.5 15 Rio Tuba 2002.75 2.5 10 Goro 2003 3.7 55 Maggie Hays 2003 1.75 4 Aguablanca 2003.25 1.75 8 Sally Mallay 2003.5 1.5 6 Eramet Exp. 2003.5 2 13 Montcalm 2003.75 1.75 8 Project Announcement Production Begins There were few major projects announced during this time period.

For decade ending 2002, over half of new supply came from collapse of the East Bloc, but this capacity is all gone Europe Total Availale Supply 2003-05 149 125 25 Increase in Russia+Cuban Exports (149kt) Remaining Big 4 Inco, WMC Falco, BHP (125kt) Other producers/ new production (26kt) Change in Annual WW+China Supply 1992-2002 Russian Nickel Consumption 1990-1994, 2004 1990 1991 1992 1993 1994 2004 USA 207781 168469 92000 62000 35000 28400 300kt 83% collapse

"Goro-size" Unrealized expectations of Australian laterites in the late 90s led to only two "Goro-size" projects being developed in the last 12 years decion time to prod capacity Mt. Keith 1992 3.5 45 1992 McCreedy E. 1993.5 2.5 13 1993 PT Inco Exp 1994 4.5 23 1994 Loma de Niquel 1995 5 17 Murrin Murrin 1995 4.5 45 Forteleza 1995.25 3.5 10 1995 Raglan 1995.25 3.5 26 Cawse 1995.5 3.5 9 Bulong 1996 3.5 9 1996 Cerro Exp. 1998 3 25 Cosmos 1998 2.5 10 1998 Emily Ann 1999.5 2.5 7 1999 Tati Exp. 1999.5 2.75 6 Tambang Exp. 2002.75 3.5 15 Coral Bay 2002.75 2.5 10 2002 Maggie Hays 2003 1.75 7 Aguablanca 2003.25 1.75 8 Sally Malay 2003.5 1.5 6 2003 Eramet Exp. 2003.5 2 13 2005 Montcalm 2003.75 1.75 8 Falcondo Exp. 6 Jinchuan Exp. 15 VBN 50 2006 Goro 55 2007 Production Capacity of Recently Announced Projects 1992 1994 1995 1996 1998 1999 2002 2003 Full capacity not achieved New Primary Capacity Intermediate only 2005 2006

Supply will be limited for several years What projects are currently expected to go ahead? Expected Capacity (tonnes) Inco's Voisey's Bay - Q1/06 50,000 Inco's Goro - Q4/07 60,000 BHP Billiton's Ravensthorpe - Q4/07 45,000 CVRD's Vermelho - Q4/08 46,000 Supply from these projects will be phased in 2006-to-2011 With an assumed 4% long-term nickel demand growth rate, the market needs a "Goro-size" project every year to meet increased demand at that rate*

Most "greenfield" nickel projects on the drawing board in feasibility stage; Developing new nickel projects is challenging We're now seeing delays - higher capital costs; financing challenges, political risk, technology hurdles 7-to-10 years to bring on capacity, including three years to permit Much of world's nickel is lower grade Many deposits cannot be developed at a reasonable long-term nickel price Cyclicality of demand for nickel

WW production 1997 534300 1988 565300 1989 571900 1990 561247 Western World Nickel Production 1988-1990 If history is any guide don't expect high nickel prices to create additional supply 561 569 561 $18,850 $23,900 $19,200 $13,823 $13,337 $8,878 Peak price ($/t) Average price ($/t) kilotonnes $8.55 $10.84 $8.71 Peak price ($/lb) $6.27 $6.05 $4.03 Average price ($/lb)

Nickel prices already moved earlier in cycle - third time in three years over $17,000; already over 100 kilotonnes of substitution 2002 2003 2004 2005 Projected (f(IP)) 1244 1302.468 1392.338292 1471.701575 Actual 1244 1326.104 1344.669456 1360.805489 Using G7+Asia IP growth 2003: 4.7% 2004: 6.9% 2005e: 5.8% 2005 nickel demand should have grown to 1,471 kilotonnes - assuming nickel demand continued to grow along with industrial production The gap between actual demand of 1,360 kilotonnes in 2005 and the projected (based on IP) demand of 1,471 kilotonnes is ~100 kilotonnes Source: Inco estimates World Nickel Demand Actual Demand vs Projected Demand (function of Industrial Production) 000s of tonnes 2002 Actual 1,244 kilotonnes 2005 Actual 1,360 kilotonnes 2005 Projected 1,471 kilotonnes

High nickel prices have forced substitution to occur 2004 Underlying Demand Scrap impact 200 Series impact Ferritic impact Plating impact 2004 Forecast Demand Invisible dataset 1296 1284 1274 1264 total 1331 1262 35 12.5 10 10 Impact of substitution on 2004 Nickel Demand (Kt) -35 -15 -10 -10 Underlying demand growth +7% from 2003, as World IP +7% 1.6% growth from 2003 If prices were not high enough to force this substitution to occur, nickel demand would have been 50,000- 60,000 tonnes higher this year. Resulting in a deficit of an impossible 70,000-80,000 tonnes (+500kt) (+1%) (+2.3%) (-8%)

Real growth and market opportunities for nickel has been and will continue to be in Asia 1960 1990 2002 2012(e) Europe & U.S. 216404 402768 583327 583327 Japan 2327 163838 186664 186664 Korea/Taiwan - 40959 174998 330000 China - 34133 104999 350000 Other 13962 40959 116665 276189 China Korea/ Taiwan Japan Europe/ U.S. Other Nickel Demand by Region

China's importance to nickel demand should accelerate throughout this decade - for exports and domestic consumption Plating Stainless Other East 35 41 24 First Use of Nickel in China - 2004 Total nickel consumption: 185,000 tonnes

China lacks domestic nickel resources and processing capability - domestic nickel production meets about 50% of Chinese nickel demand intermediate nickel imports nickel production Finished nickel imports 2001 10000 40000 31432 2002 12000 40000 46293 2003 22000 45000 78486 2004 30000 45000 94000 2005(e) 49000 50000 95550 China Nickel Consumption Growth 2001-2005(e) Domestic Nickel Production 000s of tonnes Nickel Imports 24% CAGR Intermediate Nickel Imports 39% 47% 54% 56% 49%

A higher percentage of stainless in China is used in industrial applications Jin Mao Building, Shanghai Tsing Ma Bridge, Hong Kong The Tsing Ma Bridge is the second longest bridge in the world and features a lower level fitted with 1,000 tonnes of stainless steel wind deflectors. The Jin Mao Building is the tallest building in China and the exterior features about 220 tonnes of stainless steel

Chinese stainless demand growth has been explosive for the past decade * Excluding privately owned stainless producers 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05e SS Production 240 260 250 319 325 380 270 230 350 411 690 823 1147 1627 2316 3185 SS Consumption 185 325 470 649 631 717 941 1080 1391 1663 1879 2282 3161 4200 4717 5600 Chinese Stainless Production and Consumption 2005 demand at 5.6Mtpa - larger than US and Japan combined Stainless demand growth of 25% through 1990-2005 Represents over 20% of world stainless demand 4.3 kg per capita in 2005 (World avg.=8.8) (000's tonnes)

Demand Growth (CAGR %) 1950-60 0.079 1960-70 0.087 1970-80 0.034 1980-90 0.045 1990-00 0.058 2000-10 0.07 Western World+China Stainless Steel Production Growth China expected to drive stainless production growth this decade Annual CAGR (%) U.S. Europe Japan/ Europe Korea/ Taiwan China Key Growth Markets

Chinese domestic stainless steel production is set to increase significantly in the next five years, but imports will continue to be required to meet the growth in demand prod cons stainless cons 2000 690 1880 2001 823 2280 2002 1147 3160 2003 1796 4200 2004 2316 4700 2005 3152 5700 2010 8000 10000 China Stainless Steel Production and Imports (Self-sufficiency Percentage) Domestic Stainless Production (000s of Tonnes) Stainless Consumption 37% 36% 80% 36% 43% 49% 55%

China will likely need about 9 kilograms/capita of stainless steel by 2009 translating into 6 million tonnes of additional annual stainless steel or 180,000-240,000 tonnes of primary nickel Japan Korea Taiwan China japan-yr korea-yr taiwan-yr china-yr 0 0 0 0 1950 1960 1960 1984 1 0 0 0 1951 1961 1961 1985 2 0 0 0.2 1952 1962 1962 1986 3 0 0 0.2 1953 1963 1963 1987 4 0 0 0.2 1954 1964 1964 1988 5 0.1 0 0.3 1955 1965 1965 1989 6 0.2 0 0.2 1956 1966 1966 1990 7 0.3 0 0.2 1957 1967 1967 1991 8 0.4 0 0.3 1958 1968 1968 1992 9 0.6 0 0.4 1959 1969 1969 1993 10 0.6 0 0.5 1960 1970 1970 1994 11 0.7 1 0.6 1961 1971 1971 1995 12 0.6 1.3 0.8 1962 1972 1972 1996 13 0.7 1.9 0.9 1963 1973 1973 1997 14 0.6 1.8 1.1 1964 1974 1974 1998 15 1.9 0.5 1.7 1.3 1965 1975 1975 1999 16 2.1 1.6 2.8 1.4 1966 1976 1976 2000 17 2.1 3.2 3.1 1.8 1967 1977 1977 2001 18 3 2.6 4.2 2.5 1968 1978 1978 2002 19 4.2 3.2 3.8 3.23 1969 1979 1979 2003 20 4 3.8 4.5 3.5 1970 1980 1980 2004 21 4.5 4 4.3 4.5 1971 1981 1981 2005 22 5.1 2.8 4.7 1972 1982 1982 2006 23 5.4 3.7 5.3 1973 1983 1983 2007 24 6.7 5.2 6.2 1974 1984 1984 2008 25 9.2 5.7 5.8 1975 1985 1985 2009 26 7.1 10.8 9.7 1976 1986 1986 2010 27 7.4 9.5 11 1977 1987 1987 2011 28 9.3 11 10.6 1978 1988 1988 2012 29 8.2 11 11.1 1979 1989 1989 2013 30 6.4 10.3 10.2 31 7.4 10.1 19 32 7.3 10.7 20.9 33 7.3 13.2 26 34 9.2 14.8 28.6 35 9.2 17.3 32.9 36 8.1 15.9 34.2 37 9 17.6 35.9 38 9.8 11.4 30 39 10.6 18 38.5 40 11.2 18.6 35.2 41 10.6 18.6 29.6 42 12.1 20.9 31.5 43 14 Kg per Capita Stainless Demand per capita (kg) Taiwan Korea Japan China Number of years from beginning of period Japan-1950, Korea, Taiwan-1960, China-1984. 2005 - Chinese stainless 4.3 kg per capita consumption Or 178 kt of nickel We expect this trend to continue; Chinese consumption to 9 kg per capita by 2010 - that's a >310 kt increase in nickel demand Strong growth forecast to continue beyond 2010 at a rate close to expected IP growth (~10%) What will India bring??

Japan, Korea and Taiwan experienced 300% and 500% growth in GDP and stainless consumption, over 15 years, from when they were at 2003 Chinese levels Japan - 1960 Korea - 1980 Taiwan - 1978 China - 2003 year 1 5425 5422 5700 5000 year 15 14678 15045 13000 GDP - ppp (per capita) $USD/ capita Japan - 1960 Korea - 1980 Taiwan - 1978 China - 2003 year 1 3 3.8 4.2 3.5 year 15 13 17.3 19 +300% +500% ? ? Stainless Demand (Per capita) Kg/capita 2018 17kg/cap = >20M t

GDP/cap SS cons/cap Country 2004 data 39.9 7.7 USA 36.6 17.6 Japan 35.5 4.5 UK 33.4 17.9 Germany 31.1 8.6 Canada 32.9 6.9 France 29 25.3 Italy 25.3 12.7 Spain 13.5 41.8 Taiwan 14.2 23.3 South Korea 6.5 1.7 Mexico 3.3 1.4 Brazil 4.6 3.3 South Africa 2.5 3.2 Thailand 4.1 1.9 Russia 1.4 4.5 China 0.6 1 India Despite the high growth in Chinese stainless consumption in the past 15 years, consumption in China is only 50% of average Western per capita consumption level Avg = 8.8kg/capita consumption ex-China and India 2005 Consumption of stainless steel vs. per capita GDP Stainless Steel Consumption (kg/capita)

Japan, Korea, and Taiwan have all undergone similar strong growth periods Japan 18% stainless demand growth 1960-70 1970 stainless demand per capita 9kg >11% IP Growth 1960-74 In 1960, Japan was 10% of WW stainless production. By 1974 had increased to >33% Represented half of world stainless production growth from 1960 to 1970 Korea/Taiwan 13% stainless demand growth from 1980-95 1995 stainless demand per capita Taiwan - 33kg, Korea 17kg Korea >10% annual IP Growth from 1980-95, Taiwan >12% annual IP growth from 1975-85 SS production increased by 10-fold from 1986 to 1995 to 8% of WW production and then doubled again by 2000 for a 16% share Represented almost half of world stainless production growth from 1995 to 2000

India is set to overtake China as the world's most populous nation by 2030 India is set to overtake China as the world's most populous nation by 2030. Will grow from 1.08 billion to 1.5 billion people, overtaking China, which is forecast to reach 1.44 billion from 1.3 billion currently Will also have the highest working population in the world GDP growth will remain strong for many years $1 trillion by 2011, $2 trillion by 2020... $27 trillion by 2050 Will become 3rd largest economy after USA and China Will overtake Italy by 2016, France by 2019, UK by 2022, Germany by 2023, and Japan by 2032

China's growth means higher nickel and copper consumption Intensity of Copper Consumption (2004) Chinese Nickel Demand and Consumption 3.0 million MT copper consumed 0 10 20 30 40 50 70 China Japan S. Korea Taiwan Per Capita Cu Consumption (lbs) 7X 11X 60 3X Growth Consumption Demand 42% 42% 30% 39% 27% 4% 36% 52% 22% 6% 16% 38% Industrial Production 11.4% 9.9% 12.6% 17% 16.7% 16% 32% 13% 16.1% Stock - part of consumption, not demand Consumption Stock - not consumption, add to demand 1998 45622 1999 42237 2000 59932 2001 82684 10000 2002 -7000 94908 2003 132410 10000 2004 -10000 151000 2005e 190000 15000 2006f -15000 230000

We made the investments necessary to assume a leading market position in Asia Inco TNC Limited (Japan, 1965) Taiwan Nickel Refining Company (1984) Korea Nickel Company (1989) Jinco Non-Ferrous Metals Co. (Kunshun, China, 1997) Japan Korea Taiwan China PT Inco Goro Shanghai Sales Office (1994)

China has surpassed Japan as the largest nickel consumer during first half 2005, accounting for about 16% of demand 1994 - 1 million tonnes 1994 2004 2005 China 0.06 0.13 0.16 Japan 0.24 0.15 0.14 % World Nickel Demand World Nickel Demand:

Inco has 600 employees in China - as China's nickel market grows, we will grow with it 1994 2005 1997 2003 2004 Shanghai - Sales Office Kunshan - Jinco Nickel Salts Plant (65% interest) Jilin - exploration agreements Dalian - Shenyang - Champower nickel foam plant (77% interest) Opening a nickel utility plant with start-up of Goro to serve the China stainless industry nickel foam plant (77% interest) shearing plant

IP Growth demand Consumption Growth 2000 0.114 0.2 0.419 0.219 2001 0.099 0.2 0.245 0.045 2002 0.126 0.2 0.33 0.13 2003 0.173 0.2 0.357 0.199 2004 0.14 0.2 0.22 0.016 2005e 0.16 2006e 0.323 Chinese Nickel Consumption Growth 2000-2006e Chinese IP growth 11.4% 9.9% 12.6% 17.0% 16.7% 20% growth Chinese consumption growth has remained above 20% in years when IP growth has been lower than the current 16.1% level 16.0% Average = >25% Slower IP growth, but strong nickel demand 16.1%

If China follows the same path as Japan (from point that it was 8% of world demand), China can still experience nickel demand growth of over 17% for eleven more years (May be conservative given that China has 13X the population) Japan China 0 100 100 2001 1 108.2802548 109.9 2002 2 120.3821656 123.7474 2003 3 139.4904459 143.7093051 2004 4 144.5859873 5 163.6942675 6 195.5414013 7 226.1146497 8 261.7834395 9 298.089172 10 305.7324841 11 328.0254777 12 377.0700637 Years from beginning of period Japan-1961, China-2001 Industrial Production Growth Index value Japan China 0 100 100 1 74 103 2 126 157 3 156 166 4 151 5 186 6 263 7 298 8 351 9 502 10 416 11 433 Years from beginning of period Japan-1961, China-2001 Nickel Demand Growth Index value China 2004 Japan 1973 8% 12% Share of world nickel demand China 2004 Japan avg. growth 1961-1973 = 17% If China grows 17% per year from 2001, demand will be 324kt by 2009 Japan avg. IP growth 1961- 1973 = 12%

Chinese stainless capacity expected to increase by over six million tonnes and account for about 80% of the growth in world output in the next five years 2004 2005 2006 2007 2008 2009 China 1465 2965 5115 6715 7715 7815 Europe 10378 10728 10678 10478 10478 10478 USA 3450 3450 3500 3650 3950 4250 Korea/Taiwan 4050 4120 4305 4305 4305 4305 Japan 4475 4425 4425 4425 4425 4425 Other 3625 3510 3510 4210 4210 4210 Total 27408 28570 31115 34385 35385 35885 China Korea/ Taiwan Japan Europe Other World Stainless Capacity Growth U.S. Total Average rate of growth Growth 000s of tonnes 5.3% 8,040 3% 585 0% -50 1% 255 4% 800 0% 100 40% 6,350 Million tonnes

About 2/3 of China's nickel in stainless consumption is needed to meet domestic demand End use consumption of nickel in stainless in China (2005) exported Construction 0 914 93 Engineering 600 70 Transport 550 86 Tubular 357 38 Unallocated 287 100 Metal Goods 2600 1591 Electronics 495 312 000s tonnes Engineering 10% (Vessels, tanks, petrochemical, packaging) Construction 16% (exterior panels, window frames, lifts) Transport 9% (Automotive, bicycles, shipbuilding) Metal goods 45% (Tableware, cutlery, fasteners, wire) Tubular 6% (seamless, welded tubes, flanges) Electronics 9% (Kitchen appliances,data processing, consumer electronics) Other 5% Largely Domestically consumed Both domestically consumed and exported

Restructuring in stainless industry will continue, and total nickel demand will increase China's quest for self sufficiency will again be a major market influence Stainless production is starting to increase, yet there will be no increase in scrap Non-stainless market growth will continue Nickel supply will struggle to keep pace The stainless industry is recognizing the new global powerhouse of China and its quest for self-sufficiency Chinese Stainless Production and Import Reliance Kilo tonnes Import reliance China imports Production - State Owned Enterprises Production - Private Imports share of demand 1/1/2000 36.66 20.833 156583 0.76 2/1/2000 36.66 20.833 156583 0.76 3/1/2000 36.66 20.833 156583 0.76 4/1/2000 36.66 20.833 156583 0.76 5/1/2000 36.66 20.833 156583 0.76 6/1/2000 36.66 20.833 156583 0.76 7/1/2000 36.66 20.833 156583 0.76 8/1/2000 36.66 20.833 156583 0.76 9/1/2000 36.66 20.833 156583 0.76 10/1/2000 36.66 20.833 156583 0.76 11/1/2000 36.66 20.833 156583 0.76 12/1/2000 36.66 20.833 156583 0.76 1/1/2001 43.6 25 190167 0.78 2/1/2001 43.6 25 190167 0.78 3/1/2001 43.6 25 190167 0.78 4/1/2001 43.6 25 190167 0.78 5/1/2001 43.6 25 190167 0.78 6/1/2001 43.6 25 190167 0.78 7/1/2001 43.6 25 190167 0.78 8/1/2001 43.6 25 190167 0.78 9/1/2001 43.6 25 190167 0.78 10/1/2001 43.6 25 190167 0.78 11/1/2001 43.6 25 190167 0.78 12/1/2001 43.6 25 190167 0.78 1/1/2002 221005 45 45 232215 0.81 2/1/2002 165539 45 45 187481 0.76 3/1/2002 275157 45 45 272120 0.83 4/1/2002 257819 50 45 269183 0.81 5/1/2002 252348 50 45 250219 0.8 6/1/2002 242094 50 45 246657 0.8 7/1/2002 265116 50 45 270012 0.81 8/1/2002 298503 54 45 298408 0.82 9/1/2002 279059 54 45 291833 0.81 10/1/2002 230468 54 45 246184 0.78 11/1/2002 246860 55 45 241788 0.77 12/1/2002 289490 55 45 282940 0.81 1/1/2003 297346 50 54.1666 306055 0.84 2/1/2003 238450 50 54.1666 254626 0.8 3/1/2003 300717 61 54.1666 311218 0.8 4/1/2003 320047 64 54.1666 333661 0.81 5/1/2003 301380 94 54.1666 341813 0.73 6/1/2003 324078 95 54.1666 368150 0.74 7/1/2003 342005 90 54.1666 380617 0.76 8/1/2003 287016 91 54.1666 338143 0.73 9/1/2003 337057 92 54.1666 390076 0.76 10/1/2003 318896 95 54.1666 368251 0.74 11/1/2003 318792 95 54.1666 363020 0.74 12/1/2003 335629 100 54.1666 383341 0.74 1/1/2004 299032 80 83.33333 424476 0.62 2/1/2004 330243 86 83.33333 433776 0.61 3/1/2004 313861 74 83.33333 413827 0.62 4/1/2004 348702 83 83.33333 455671 0.63 5/1/2004 259743 101 83.33333 377825 0.51 6/1/2004 273143 102 83.33333 382800 0.52 7/1/2004 297249 102 83.33333 416493 0.56 8/1/2004 291588 115 83.33333 380613 0.48 9/1/2004 284132 125 83.33333 427604 0.51 10/1/2004 268180 141 83.33333 429073 0.48 11/1/2004 326080 152 83.33333 473059 0.5 12/1/2004 341737 155 83.33333 503750 0.53 1/1/2005 326860 153.504 93.998 503796 0.507293 2/1/2005 279904 157.248 93.998 485151 0.477039319 3/1/2005 434529 175.638 93.998 614212 0.570014081 4/1/2005 387718 173.238 93.998 573212 0.538596743 5/1/2005 324258 163.24 93.999 513920 0.493516338 6/1/2005 330844 158.244 93.999 525417 0.510581246 7/1/2005 277303 175.903 105.665 511555 0.424625791 8/1/2005 186.913 105.665 0.373302746 9/1/2005 166.913 105.667 0.454930482 10/1/2005 159.911 105.67 0.401425323 11/1/2005 150.912 105.671 0.418295215

In 2004, China accounted for nearly half of the world's total stainless imports, so any import displacement cannot easily be made up elsewhere country ex Net imports Share of world CHINA+HK 2802971 0.47 U S A 535197 0.57 THAILAND 304460 0.62 CANADA 272150 0.66 MEXICO 230899 0.7 TURKEY 213013 0.74 SINGAPORE 180563 0.77 POLAND 156044 0.8 MALAYSIA 132377 0.82 AUSTRALIA 125665 0.84 SWITZERLAND 99126 0.86 CZECH REPUBLIC 98424 0.87 AUSTRIA 86989 0.89 DENMARK 82401 0.9 NETHERLANDS 81688 0.92 RUSSIA 79140 0.93 PORTUGAL 57315 0.94 INDONESIA 57142 0.95 HUNGARY 48230 0.96 GREECE 44533 0.96 Stainless Steel Net Imports - 2004 ('000s of tonnes) Cumulative %

China's reduced import requirement has a major impact on countries and companies that rely on exporting their excess stainless steel production country ex Net Exports Share of world JAPAN 1173300 0.17 KOREA 1016631 0.32 FINLAND 951111 0.46 BELGIUM 789201 0.57 TAIWAN 723756 0.67 S AFRICA 521743 0.75 SPAIN 481935 0.82 SWEDEN 377251 0.87 INDIA 250249 0.91 BRAZIL 197793 0.94 FRANCE 158714 0.96 ITALY 116910 0.98 UKRAINE 49896 0.99 GERMANY 42286 0.99 SLOVENIA 26980 1 UK 21691 1 Stainless Steel Net Exports - 2004 Cumulative % ('000s of tonnes)

year forecast gross prod actual prod disruption Disruption % Nickel Price 1996 966 943 23 0.0238 7499.72 1997 1015 1000 15 0.0148 6916.33 1998 1035 1012 23 0.0222 4617.16 1999 1050 1026 24 0.0229 6026.51 2000 1120 1108 12 0.0107 8641.43 2001 1170 1147 23 0.0197 5948.41 2002 1205 1176 29 0.0241 6771.83 2003 1250 1204 46 0.0368 9640.34 2004 1295 1255 40 13851.65 0.0309 2005 1335 1285 45 14732.72 0.0375 2006f 0.03 0.01 2006 will be another year where high nickel prices encourage producers to operate at or above capacity; this creates a very high risk of supply disruptions, as seen in recent years World Nickel Production Disruptions & Nickel Prices Actual Disruption Nickel Price $/tonne Note: Disruption calculated as variance from start of year gross production forecast to end of year actual production results. * 2003 disruption high due to Inco Sudbury strike. In absence of strike, disruption was 2% *

Focus on safety led to best ever result in 2005 97 98 99 00 01 02 03 04 05 East 4.2 3.5 2.7 2.5 1.8 1.7 1.7 1.4 1.3 Frequency of disabling injuries for each 200,000 person hours

We continue to work hard to reduce our environmental footprint Furnace No. 3 new off gas handling system In environmental compliance since May 2005 ? production by 1.7 million pounds of nickel per year Other furnaces will be retrofitted as follows: No. 4: late-2006 No. 1 and 2: mid-2007 PT Inco - Furnace No. 3 PT Inco, Indonesia Expanded acid plant capacity to accommodate a fluid bed roaster as part of SO2 abatement program Will result in 30% ? in SO2 emissions In 2006 will start work on Converter No. 8 to improve SO2 levels Sudbury, Ontario Ontario - acid plant